July 15, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Enersis Américas S.A.

Registration Statement on Form F-4

Filed May 17, 2016

File No. 333-211405

Form 20-F for Fiscal Year Ended December 31, 2015

File No. 001-12440

Filed May 2, 2016

Ladies and Gentlemen:

On behalf of Enersis Américas S.A. (“Enersis Américas” or the “Company”), transmitted herewith is Amendment No. 1 (“Form F-4 Amendment No. 1”) to the Registration Statement on Form F-4 of Enersis Américas that was filed on May 17, 2016 (the “Registration Statement”).

This letter also is in response to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 16, 2016 in connection with the Registration Statement and the Annual Report on Form 20-F of Enersis Américas for the fiscal year ended December 31, 2015 that was filed on May 2, 2016 (the “Form 20-F”). Set forth below are the Staff’s comments (in bold face type) followed by Enersis Americas’ responses. In its responses to the Staff’s comments to the Form 20-F, where Enersis Américas has indicated that it will provide a revised disclosure as set forth in the response, Enersis Américas will include such disclosure in an amendment to the Form 20-F (the “Amended Form 20-F”) to be filed by Enersis Américas with the Commission prior to requesting acceleration of the effectiveness of the Registration Statement.

References to “we”, “us” and “our” in the responses set forth below are to Enersis Américas, unless the context otherwise requires. Capitalized terms used in this letter and not otherwise defined herein have the meaning ascribed to them in Form F-4 Amendment No. 1 or the Form 20-F, as applicable.

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In addition to changes made to address the Staff’s comments, Form F-4 Amendment No. 1 includes various updated information and provides certain other information that was not available at the time of the initial filing of the Registration Statement.

*  *  *  *

Enersis Américas S.A. Registration Statement on Form F-4

General

1.	Please provide us with your analysis as to the applicability of Rule 13e-3 of the Exchange Act to the exchange offer and the tender offer.

Response:

In response to the Staff’s comment, Enersis Américas supplementally advises the Staff that Enersis Américas is filing concurrently with Form F-4 Amendment No. 1 a related Schedule 13E-3 and expects to comply with Rule 13e-3 in connection with the merger and tender offer.

Questions and Answers about the Merger

Q. Do I have appraisal rights?, page 6

2.	Here and elsewhere throughout the prospectus as appropriate, please briefly disclose the cash tender offer you plan to conduct for all of the shares of Endesa Américas.

Response:

In response to the Staff’s comment, Enersis Américas has revised the disclosures in Form F-4 Amendment No. 1. See “Questions and Answers about the Merger—Do I have appraisal rights?”, “Summary—Appraisal Rights/Statutory Merger Dissenters’ Withdrawal Rights”, “The Extraordinary Shareholders’ Meeting of Endesa Américas—Appraisal Rights/Statutory Merger Dissenters’ Withdrawal Rights” and “The Merger—Appraisal Rights/Statutory Merger Dissenters’ Withdrawal Rights” in Form F-4 Amendment No. 1.

Securities and Exchange Commission	-3-	July 15, 2016

3.	Please disclose that ADS holders that wish to exercise withdrawal rights must cancel their ADSs and become registered shareholders of Enersis Américas or Endesa Américas, respectively, prior to the Chilean record date for the extraordinary shareholders’ meetings.

Response:

In response to the Staff’s comment, Enersis Américas has revised the disclosure in “Questions and Answers about the Merger—Do I have appraisal rights?” in Form F-4 Amendment No. 1 to provide the requested additional disclosure.

Incorporation of Certain Information by Reference, page 9

4.	Please incorporate by reference the document required by Item 11(a)(3) of Form F-4.

Response:

In response to the Staff’s comment, Enersis Américas has revised the disclosure in “Incorporation of Certain Information by Reference” in Form F-4 Amendment No. 1 to incorporate by reference the description of Enersis Americas’ common stock and American Depositary Shares included in Enersis Americas’ Registration Statement on Form 20-F, as amended (File No. 001-12440).

Forward-Looking Statements, page 12

5.	The safe harbor for forward looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Response:

In response to the Staff’s comment, Enersis Américas has revised Form F-4 Amendment No. 1 to delete the reference to the safe harbor under “Forward-Looking Statements”.

Securities and Exchange Commission	-4-	July 15, 2016

Risk Factors

Risks Related to the Merger, page 25

6.	Please add a risk factor discussing the risk that the price Endesa Américas shareholders will receive upon exercise of their withdrawal rights may be insufficient, as discussed on page 59. In this regard, we note your disclosure on page 94 regarding factors on which the tender offer is contingent. Please refer to Item 3 of Form F-4 and Item 503 of Regulation S-K.

Response:

In response to the Staff’s comment, Enersis Américas has revised the disclosure in Form F-4 Amendment No. 1 to include the requested risk factor.

7.	Please include a risk factor discussing the risks associated with the fact that you have not entered into a merger agreement with Endesa Américas in connection with the proposed merger. Please refer to Item 3 of Form F-4 and Item 503 of Regulation S-K.

Response:

In response to the Staff’s comment, Enersis Américas has revised the disclosure in Form F-4 Amendment No. 1 to include the requested risk factor.

Background of the Merger, page 52

8.	To the extent other strategic alternatives or business combination were considered other than separating the assets in Chile from the assets in Argentina, Brazil Colombia, and Peru, please revise this section to discuss if, or when, those alternatives were considered and for what reason those alternatives were not pursued.

Response:

In response to the Staff’s comment, Enersis Américas has revised the disclosure in “The Merger—Background of the Merger” in Form F-4 Amendment No. 1 to provide the requested additional disclosure.

9.

We note your disclosure that on July 27, 2015 the Boards of Directors of Enersis Américas and Endesa Chile resolved that the respective Directors’ Committees would issue a specific declaration regarding the Reorganization. Please disclose when these committees were formed and the scope of the committees’

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responsibilities with respect to the proposed transaction. Please also disclose whether any members of the committees were deemed to have an interest in the Merger under Article 147 of the Chilean Companies Act.

Response:

In response to the Staff’s comment, Enersis Américas supplementally advises the Staff as follows:

As disclosed in Item 6.C. of the Annual Report on Form 20-F of each of Enersis Américas and Endesa Américas, which are incorporated into reference or attached as an Annex to Form F-4 Amendment No. 1, the Directors’ Committee is a standing committee required under Chilean law and was not specifically formed for the purposes of the Reorganization. The Directors’ Committee also serves as the independent Audit Committee of Enersis Américas and Endesa Américas.

No determination was made in July 2015 as to whether any member of the Directors’ Committees of Enersis Américas and Endesa Chile was deemed to have an interest in the merger under Article 147 of the Chilean Companies Act because at the time, the Spin-Offs and the merger had been determined by the SVS not to be related party transactions. The determination by the respective Boards of Directors of Enersis Américas and Endesa Américas of the directors with a deemed interest in the merger was made on May 6, 2016 following the judgment by the Santiago Court of Appeals delivered on March 22, 2016 that the merger would be deemed a related party transaction under Article 147 of the Chilean Companies Act. See “The Merger—Background of the Merger”.

Enersis Américas also notes that disclosure regarding the current directors of Enersis Américas and Endesa Américas who are deemed to have an interest in the merger under Article 147 of the Chilean Companies Act is already included under “Summary—Interests of Certain Persons in the Merger That Are Different from Your Interests”, “The Merger—Background of the Merger” and “Interests of Certain Persons.” None of the current members of the Directors’ Committee of Enersis Américas, other than Messrs. Somerville and Gomez, and none of the current members of the Directors’ Committee of Endesa Américas, other than Ms. Silva, has been deemed to have an interest in the merger under Article 147 of the Chilean Companies Act and the disclosure in the Form F-4 Amendment No. 1 has been amended to include a statement to that effect.

Securities and Exchange Commission	-6-	July 15, 2016

10.	Please provide the information required by Item 1015(b) of Regulation M-A for the analyses, reports, or appraisals from the financial advisors and independent appraisers considered by the Boards of Directors throughout the negotiations. Please refer to Item 4(b) of Form F-4.

Response:

In response to the Staff’s comment, Enersis Américas supplementally advises the Staff as follows:

The Boards of Directors of Enersis Américas, Endesa Chile and Chilectra were responsible for establishing the preliminary estimated merger exchange ratios of 2.8 Enersis Américas shares for each Endesa Américas share and 5 shares of Enersis Américas for each Chilectra Américas share in November 2015. These preliminary estimated merger exchange ratios were based on pro forma financial information as of June 30, 2015 and were provided to the shareholders for reference purposes, not only prior to the spin-offs of Endesa Américas and Chilectra Américas (both companies that are parties to the merger), but also prior to the shareholders’ meetings to approve the Spin-Offs held on December 18, 2015. At the time of announcement, the companies indicated that the merger will be subject to a separate shareholder vote of the companies that will be parties to the merger and it was understood that new analyses, reports and appraisals would be obtained by the companies that are parties to the merger in connection with such separate shareholder vote as required by Chilean law.

Subsequent to the decision by the Santiago Court of Appeals delivered on March 22, 2016, which ruled that the merger is a related party transaction under Chilean law, and the completion of the Spin-Offs of Endesa Américas and Chilectra Américas on April 26, 2016, Enersis Américas, Endesa Américas and Chilectra Américas appointed and engaged financial advisors, independent appraisers and independent valuators to provide analyses, reports and appraisals in connection with the merger as required under Chilean law. Pursuant to Chilean regulations, these analyses, reports and appraisals will be based on financial information of Enersis Américas, Endesa Américas and Chilectra Américas as of June 30, 2016 and are expected to be delivered to the respective companies in August 2016 (the “August 2016 Reports”). Enersis Américas expects to include in a further amendment to the Registration Statement the information required by Item 1015(b) of Regulation M-A in connection with the disclosures relating to the August 2016 Reports.

Under these circumstances, Enersis Américas respectfully submits that the preliminary analyses, reports and appraisals provided in 2015 in connection with the announcement of the preliminary estimated merger exchange ratios are not materially related to the Rule 13e-3 transactions because (i) the Boards of Directors of Enersis Américas, Endesa Chile and Chilectra determined such preliminary estimated merger exchange ratios; (ii) the preliminary estimated merger exchange ratios were only for

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reference purposes; (iii) the preliminary analyses, reports and appraisals provided in 2015 were based on pro forma information as of June 30, 2015 and were provided prior to the existence or spin-offs of Endesa Américas and Chilectra Américas; and (iv) the August 2016 Reports, which are based on historical financial statements of Enersis Américas, Endesa Américas and Chilectra Américas, will supersede the preliminary estimates and analyses provided in 2015.

Furthermore, Enersis Américas respectfully submits that providing extensive information regarding the preliminary analyses, reports and appraisals provided in 2015 prior to the existence or spin-offs of Endesa Américas and Chilectra Américas may cause confusion to shareholders given that Enersis Américas expects to include in an amendment to the Registration Statement the information required by Item 1015(b) of Regulation M-A in connection with the disclosures relating to the August 2016 Reports based on current financial information and relevant post-spin-off data.

11.	We note your disclosure on page 55 regarding the financial projections provided to the independent appraisers engaged by Enersis Américas, Endesa Chile and Chilectra and that these projections were utilized in providing estimated merger exchange ratios. Please disclose the projections used in developing estimated merger exchange ratios.

Response:

In response to the Staff’s comment, Enersis Américas has revised the disclosure in “The Merger—Background of the Merger” in Form F-4 Amendment No. 1 to provide the requested additional disclosure.

12.	Please briefly elaborate upon the conflicts of interest with Enel Green Power referenced on page 58 and disclose whether the referenced conflicts of interest somehow relate to the November 2015 Enel Letter in which Enel stated it will negotiate an agreement with Endesa Chile regarding the development of joint renewable projects in Chile.

Response:

In response to the Staff’s comment, Enersis Américas has revised the disclosure in “The Merger—Background of the Merger” in Form F-4 Amendment No. 1 to provide the requested additional disclosure.

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In addition, Enersis Américas supplementally advises the Staff as follows:

As previously stated, Enel conducts its electricity generation business in Latin America through its subsidiary, Enel Green Power S.p.A., and through Endesa Chile. Enel Green Power’s exclusive focus is on the renewable energy business while Endesa Chile’s business is primarily, but not exclusively, oriented to conventional and fossil fuel generation. As such, Enel Green Power and Endesa Chile are competitors in Chile, and it could potentially put Enel in a position of a conflict of interest, as the ultimate controller of both companies, and the resolution of such conflict may not necessarily be in the best interest of Endesa Chile.

In order to avoid those conflicts, and as a condition of receiving shareholder approval for the spin-offs of Endesa Américas by Endesa Chile and Enersis Chile by Enersis Américas, Enel stated that its intention was to promote negotiations between Enel Green Power and Endesa Chile in which both companies would explore the possibility of developing renewable projects jointly in Chile.

If and when such negotiations take place, both Enel Green Power and Endesa Chile will be subject to all the requirements of the Chilean Companies Act for related party transactions, which are in place to protect the minority shareholders, and to protect the best interests of the company involved in such transactions. As a related party transaction, the negotiations between Enel Green Power and Endesa Chile will be closely monitored by the Directors’ Committee of Endesa Chile and the Board of Directors of Endesa Chile must also declare that the such transaction was carried out on an arms’ length basis and in the best interest of the Endesa Chile. In addition, any such transaction would be scrutinized by the Chilean authorities as Endesa Chile is a public company.

13.	Please elaborate on the reasons that Mr. Fernández dissented from the resolution regarding the proposed merger ratios and the Tax Indemnification Agreement. Please provide us with the Directors’ Committee reports referenced on page 57.

Response:

In response to the Staff’s comment, Enersis Américas has revised the disclosure in “The Merger—Background of the Merger” in Form F-4 Amendment No. 1 to provide the requested additional disclosure. Enersis Américas has also provided the Staff with copies of the Directors’ Committee reports delivered in November 2015.

Securities and Exchange Commission	-9-	July 15, 2016

14.	We note your reference on page 60 to the legal opinions received which opine that the commitments contained in the November 2015 Enel Letter are binding upon Enel under Italian Law. Please provide the information required by Item 1015(b) of Regulation M-A for these opinions, or tell us why you do not believe you are required to do so. Please refer to Item 4(b) of Form F-4.

Response:

In response to the Staff’s comment, Enersis Américas supplementally advises the Staff as follows:

Enersis Américas has removed all references to the Italian legal opinions. Enersis Américas respectfully submits that such opinions do not materially relate to the Reorganization, as such comments were only made to opine on the commitments contained in the November 2015 Enel Letter. Therefore, Enersis Américas does not believe the Italian legal opinions are required to be disclosed under item 1015(b) of Regulation M-A.

15.	Please disclose the factors considered by the Enersis Américas Board of Directors prior to increasing the proposed tender offer price from Ch$236 to Ch$285 and raising the withdrawal rights limits. Additionally, we note your disclosure that you raised the withdrawal rights limit “at the request of the minority shareholders and the transaction was contingent on their approval.” Please tell us whether you discussed the Reorganization with specific minority shareholders and explain their role in negotiating the transaction. Please also provide additional disclosure about how the transaction was contingent on their approval.

Response:

In response to the Staff’s comment, Enersis Americas has revised the disclosure in Form F-4 Amendment No. 1 to provide the requested additional disclosure.

16.	Please tell us whether the condition in Enersis Américas’ bylaws that no shareholder own more than 65% of the company will affect the number shares accepted for tender in the tender offer.

Response:

In response to the Staff’s comment, Enersis Américas supplementally advises the Staff as follows:

The 65% ownership limit in Enersis Américas’ bylaws has no effect on the number of Endesa Américas shares that may be accepted in the tender offer to be made by Enersis Américas given that the tender offer has no impact on the capital structure of Enersis Américas. In addition, the condition in the Endesa Américas bylaws that no shareholder own more than 65% of Endesa Américas shares also will not affect the number of Endesa Américas shares that may be accepted by Enersis Américas in the tender offer, although Enersis Américas may not exercise voting power with respect to the shares in excess of the 65% limit. In the merger, all shares of Endesa Américas held by Enersis Américas, including any shares in excess of 65%, will be cancelled without consideration. Furthermore, in the merger, Endesa Américas will cease to exist and its bylaws, including the 65% ownership limitation, will no longer have any effect.

Securities and Exchange Commission	-10-	July 15, 2016

17.	We note your disclosure on page 62 that the Santiago Court of Appeals reversed the SVS decision, ruling that the Merger is a related-party transaction. Here or in another appropriate section, please discuss how this decision impacted the Boards’ analysis of the merger and related transactions following the decision.

Response:

In response to the Staff’s comment, Enersis Américas has revised the disclosure in “The Merger—Background of the Merger” in Form F-4 Amendment No. 1 to provide the requested additional disclosure.

In addition, Enersis Américas supplementally advises the Staff as follows:

The main impact of the ruling by the Santiago Court of Appeals on the Boards’ analysis of the merger was that all the procedures and approval requirements established in the Chilean Companies Act for related party transactions must be applied to the merger. The related party transaction requirements under the Chilean Companies Act include the following:

(i)	the obligation to appoint, in addition to the independent appraiser who must propose the merger exchange ratios to the shareholders’ meeting, an independent valuator whose task is to issue a report indicating whether the transaction is in the best interest of the company and whether the transaction is being carried out on a arms’ length basis (e.g., whether the transaction corresponds to the terms, price and conditions that prevail in the market at the time of the approval of the transaction);

(ii)	the obligation of the Directors’ Committee to issue a report regarding the transaction; and

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(iii)	the obligation of each director to issue an individual opinion about the transaction, in which each director must express his or her opinion regarding whether the transaction is in the best interest of the company.

However, these requirements do not differ significantly from procedures that were already being applied according to the Chilean Companies Act. For example, the ruling did not change the fundamental requirement that the merger must be approved by two-thirds of the outstanding shares of the respective companies at the shareholders’ meetings under the Chilean Companies Act.

From the shareholders perspective, the main effect of the ruling is that more information will be available before the shareholders’ meetings at which the merger will be voted upon but, as indicated above, this new information is not significantly different from what would have been originally delivered to shareholders even if the Santiago Court of Appeals did not issue its ruling.

Exhibit 5.1

18.	We note counsel’s statement that “[t]his opinion may be relied upon by U.S. Securities and Exchange Commission only in connection to the matters referred to herein and shall not be construed as extending to any other matter or document not referred to herein. Furthermore, this opinion letter is not to be used, circulated, quoted or otherwise referred to for any other purpose without, in each instance, our prior written consent.” This appears to be an impermissible limitation of reliance by counsel. Please have counsel revise its opinion to clarify that investors are entitled to rely on its opinion for this transaction without limitation.

Response:

In response to the Staff’s comment, Enersis Américas has filed a revised opinion of counsel that removes the limitation on reliance as Exhibit 5.1 to Form F-4 Amendment No. 1.

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Annual Report on Form 20-F for Fiscal Year Ended December 31, 2015

C. Organizational Structure, page 104

19.	We note that neither the Cemsa (Argentina) heading on page 106 nor the Edegel (Peru) heading on page 107 is marked with an asterisk indicating that you consolidate such entities. Your disclosures throughout your filing suggest you consolidate both entities. If so, please revise your headings accordingly. If not, please revise your other disclosures that suggest such entities are consolidated.

Response:

In response to the Staff’s comment, Enersis Américas confirms that both Cemsa and Edegel are consolidated in Enersis Americas’ consolidated financial statements and will include in the Amended Form 20-F an asterisk next to Cemsa and Edegel headings.

Local Currency Exchange Rate, page 122

20.	We note you have a significant amount of foreign currency translation losses per page F-11 for 2015. Given the magnitude of such losses, please discuss the principal conditions that gave rise to such adjustments including an identification of the country(s) to which the majority of the adjustment relates. Please also indicate why a decline in a translated currency would not increase translation losses.

Response:

In response to the Staff’s comment, Enersis Américas supplementally advises the Staff as follows:

The principal condition that gave rise to the adjustments is the devaluation of the currencies (functional currencies) of our foreign subsidiaries against the Chilean peso (the Group’s presentation currency).

The following table shows the foreign currency exchange rates and the appreciation/devaluation of the foreign currency exchange rates of our foreign subsidiaries against the Chilean peso from December 31, 2014 to December 31, 2015:

	2015	2014	Appreciation/ (Devaluation)
Exchange rates (foreign currency per Ch$1)	Ch$	Ch$	in %
Argentine peso	0.01824	0.01394	(23.6)
Brazilian real	0.00558	0.00437	(21.7)
Colombian peso	4.47257	3.92279	(12.3)
Peruvian peso	0.00480	0.00493	2.7

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As shown in the table above, except for Peru, the currencies of the foreign countries in which we operate have depreciated against the Chilean peso, resulting in translation losses during 2015, which are summarized by country below.

	2015
	ThCh$	%
Argentina	(77,204,771)	12.0
Colombia	(160,522,082)	24.9
Brazil	(428,619,742)	66.5
Peru	23,681,916	(3.7)
Chile	(1,872,994)	0.3

Total	(644,537,672)	100

Based on information above a decline in a translated currency would increase translation losses.

Securities and Exchange Commission	-14-	July 15, 2016

e. Critical Accounting Policies

Impairment of Long-Lived Assets, page 124

21.	Based on the impairment table on page F-137, we note that you recorded an insignificant amount of impairment during fiscal 2015 related to your property, plant and equipment and intangible assets other than goodwill. Please tell us how you determined there were no material long-lived asset impairments during 2015, particularly for those assets related to your operations in Brazil and Argentina. Please quantify for us the carrying value of long-lived assets tested for impairment during fiscal 2015 between those assets that generated cash flows independently versus assets that were evaluated as part of a cash generating unit (CGU) and identify the CGU(s) for assets tested. Please advise whether this evaluation was done independently of any goodwill impairment analysis. If done as part of your goodwill analysis for a given CGU, please explain why the CGU was the smallest identifiable group of assets that generated independent cash inflows. Lastly, provide us with the testing date(s) and a comparison of the respective carrying and recoverable amounts, as well as the reason you evaluate indications of asset impairment “principally at year-end” as opposed to when such indications occurred. We may have further comment.

Response:

In response to the Staff’s comment, Enersis Américas supplementally advises the Staff as follows:

Enersis Américas has established processes of internal control over financial reporting related directly with testing and analysis for impairment of long-lived assets, including goodwill. These processes encompass the identification, definition and periodic evaluation of each cash generating unit (CGU), as well as the identification of indicators for impairment and execution of such impairment tests, annually or when those indicators exist. The controls associated with these processes have operated effectively without exception.

Considering that an important part of the identified CGUs have goodwill associated with them, as disclosed in Note 16, at the end of each year Enersis Américas performs an impairment test for all the identified CGUs. Furthermore, when the situation merits, that is to say, when there is an indication that triggers the execution of the corresponding impairment test at an interim period, the Company performs the corresponding procedures to test for impairment the related specific CGU during the interim period.

Securities and Exchange Commission	-15-	July 15, 2016

Regarding the specific definition of each CGU, and as a general framework, it is necessary to take into account that the business of Generation, Transmission and Distribution of electricity are carried out by the Group through many companies located in four countries in South America. Each country has a specific regulatory framework, an energy grid, a number of companies within the sector, and its own consumption and growth patterns, justifying the existence of many CGUs within the Group.

At the moment of undertaking the identification of CGUs by country and business line, the following considerations are taken into account:

Business of Electricity Distribution: The systems of Electricity Distribution are composed of transmission lines, substations, distribution grids and equipment that collectively allow distribution service to final customers, which are located in certain delimited geographic zones.

Electrical Distribution Companies operate under a concession regime of public service, in a clearly defined geographical concession area, with compulsory service. They have regulated tariffs (or rates that are defined under regulated bidding processes) for delivering the service to regulated customers, and they are authorized to carry out bilateral contracts with unregulated customers. Each asset of an Electrical Distribution Company is an integral part of a jointly operated network in order to ensure the quality of service to customers.

Therefore, the groups of long-lived assets related with each individual electrical distribution company comprise a CGU.

Business of Electricity Generation: Each of our Electricity Generation subsidiaries manages all of its own assets collectively and not on a plant-by-plant basis.

The economic management, strategic supply and decision making of the operations are performed on a company-wide basis. The trading policies established for each company consider the total assets from which interdependent cash flows are generated. The level of risks of a portfolio of power plants is very different from the level of risk of a single specific power plant. Therefore, the optimal volume of contracted capacity of a company with several power plants is different from the volume determined by aggregating the contracted capacity of each power plant on a stand-alone basis. Accordingly, allocating contracts to power plants on an individual basis is not appropriate, and for that reason the identification of a CGU is made considering a company as a whole.

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Based on these considerations, all long-lived assets related to an individual company are considered to be a single CGU.

Business of Electricity Transmission: The group takes part in the business of transmission through the interconnection line between Brazil and Argentina. This system is formed by two stations of frequency conversion and two transmission lines in both countries. In Brazil, all the assets are managed through CIEN. In Argentina, the assets are managed by CTM and TESA, both of which are subsidiaries of CIEN that were created for this purpose.

Taking into account the above mentioned considerations, the CGU has been defined to include the long-lived assets consolidated by CIEN, including CTM and TESA.

Set forth below is a summary of the results of the impairment test made at the end of 2015:

Impairment test related to assets with Goodwill:

CGU	Business	% Economic Interest	Carrying Amount (*)			Value in Use (*) ThCh$	Headroom ThCh$
			Long-Lived Assets (**) ThCh$	Goodwill ThCh$	Total ThCh$
El Chocón (Argentina)	Generation	39.2%	11,896,437	3,466,078	15,362,515	67,656,767	52,294,252
Ampla (Brazil)	Distribution	92.0%	541,839,010	151,573,488	693,412,498	1,692,607,003	999,194,505
Coelce (Brazil)	Distribution	64.9%	268,197,795	65,428,259	333,626,054	940,951,541	607,325,487
Cachoeira Dourada (Brazil)	Generation	84.2%	50,886,061	33,420,901	84,306,962	226,720,443	142,413,481
Codensa (Colombia)	Distribution	48.4%	348,092,300	9,662,945	357,755,245	2,616,360,438	2,258,605,194
Emgesa (Colombia)	Generation	37.7%	659,792,650	1,616,475	661,409,125	1,077,834,189	416,425,064
Edelnor (Peru)	Distribution	75.5%	471,508,383	48,130,827	519,639,209	2,647,767,780	2,128,128,571
Edegel (Peru)	Generation	58.6%	463,389,036	54,337,252	517,726,288	1,190,763,490	673,037,202

(*)	For simplicity, the carrying amounts of long-lived assets, goodwill and value in use corresponds to the economic interest value applied to each CGU at the Enersis Américas level.
(**)	Includes changes in working capital related to each CGU.

Securities and Exchange Commission	-17-	July 15, 2016

Impairment test related to assets other than Goodwill:

CGU	Business	Carrying Amount Long-Lived Assets ThCh$	Value in Use ThCh$	Headroom ThCh$
EEPSA	Generation	94,404,668	124,004,194	29,599,526
Edesur	Distribution	436,484,648	445,836,177	9,351,529
Costanera	Generation	121,063,909	175,363,516	54,299,607
Dock Sud	Generation	53,104,604	71,391,990	18,287,386
Fortaleza	Distribution	111,836,294	288,405,574	176,569,280
CIEN (*)	Transmission	104,250,144	226,411,303	122,161,159

(*)	Includes long-lived assets of its subsidiaries CTM and TESA.

Insignificant impairment losses of property, plant and equipment recognized in 2015 are related to the impairment of an individual asset other than goodwill, which for interim periods presented evidence of physical damage.

22.	Please advise in detail whether the disclosure requirements of paragraph 134(f) of IAS 36 have been met. If a reasonably possible change in a key assumption used in the determination of recoverable amount would not cause any of your CGU carrying amount(s) to exceed the recoverable amount, then a statement indicating this fact should be provided under this heading along with a language providing some assurance that the CGU’s have recoverable amounts that are substantially in excess of their carrying values. In this regard, please specifically provide your recoverability analysis of the CGU for Ampla Energia e Servicos, S.A.

Response:

In response to the Staff’s comment, Enersis Américas supplementally advises the Staff as follows:

Enersis Américas performs sensitivity analyses to the impairment tests when there are uncertainties regarding key assumptions for each CGU tested. Among them are changes in macroeconomic scenarios, one of the components of the implicit rates of WACC (Weighted Average Cost of Capital), or a relevant business or regulatory change. These simulations allow testing the potential impact they would have on the values in use, and as a consequence, in the final result of the impairment test. As further discussed below, Enersis Américas believes that that the disclosure required by paragraph 134(f) of IAS 36 does not apply to its financial statements at December 31, 2015.

Securities and Exchange Commission	-18-	July 15, 2016

At the end of the reporting period of 2015, and given the variations seen in country risk of Brazil during the last months of the year, a sensitivity analysis was performed in order to analyze the behavior of implicit rates included in the WACC.

The results did not show a potential loss from impairment in any of the CGUs identified within the Group.

Specifically, the results of the analysis for the CGU related to Ampla, which considers an increase of 200 basis points in the WACC, are listed in the following table:

CGU	Business	% Economic Interest	Carrying Amount			Value in Use (sensitivity analysis) ThCh$	Headroom ThCh$
			Long-Lived Assets ThCh$	Goodwill ThCh$	Total ThCh$
Ampla	Distribution	92.0%	541,839,010	151,573,488	693,412,498	1,187,827,068	494,414,570

Income Taxes, page 134

23.	We are unclear as to why the effective tax rate increased in part due to “higher taxes due to the devaluation of the Chilean peso in terms of the U.S. dollar.” Please explain this statement in detail. Please also advise how this situation is reflected in the income tax statutory to effective rate reconciliation presented in Note 34 on page F-140.

Response:

In response to the Staff’s comment, Enersis Américas supplementally advises the Staff as follows:

A significant portion of the balance for tax purposes of our foreign investments is denominated in U.S. dollars, which was the currency used to pay for the acquisition of those investments. The tax currency of Enersis Américas is the Chilean peso.

Securities and Exchange Commission	-19-	July 15, 2016

The tax legislation in Chile states that the tax accounts of companies owning foreign investments in a currency other than the Chilean peso are price-level restated for tax purposes according to the changes in the foreign currency exchange rate at the date of the financial statements. Variations in that regard also generate changes in the tax bases of those investments, and have income tax consequences when calculating the current income tax (currently reported as exchange gains/losses as for tax return purposes). In 2015, the Chilean peso depreciated against the U.S. dollar, thereby increasing the tax bases of our foreign investments and increasing the current income tax expense in 2015 as compared to 2014.

This concept corresponds to a permanent difference that is reflected in the income tax statutory-to-effective rate reconciliation presented in Note 34, Income Taxes on page F-140 under the line item “Price level restatement for tax purposes (investments in subsidiaries, associates and joint ventures and equity)”.

24.	We note on page F-140 that there is a tax effect of rates applied in other countries that creates a difference between the statutory and effective tax rate. To the extent material, please revise your discussion to separately discuss the reasons for fluctuations in the effective tax rates related to each country in which you operate and consider quantifying the impact of each country on the overall effective tax rate. If a particular country contributes disproportionately to your income based on significantly lower tax rates, explain the impact such tax structures had on your results. If changes in the geographical mix of income were a significant driver of changes in your effective tax rate, please explain to us and disclose the facts and circumstances leading to the changes in the geographical mix of income and whether you expect these changes to continue. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release No. 33-8350.

Securities and Exchange Commission	-20-	July 15, 2016

Response:

In response to the Staff’s comment, Enersis Américas will revise the disclosure under “Item 5. Operating and Financial Review and Prospects - A. Operating Results – 2. Analysis of Results of Operations for the Years Ended December 31, 2015 and 2014 – I. Analysis of Results from Continuing Operations - Income Taxes” in the Amended Form 20-F to separately discuss the reasons for fluctuations in the effective tax rates related to each country in which we operate and to quantify the impact of each country on Enersis Américas’ overall effective tax rate substantially as follows:

“The following table sets forth the tax effect of rates applied in other countries that creates a difference between the domestic tax rate in Chile and tax rates enacted in each foreign jurisdiction:

	Tax Rates (%)			Tax effect of rates applied in other countries
	2015	2014	2013	2015	2014	2013
				ThCh$	ThCh$	ThCh$
Argentina	35.00%	35.00%	35.00%	(35,876,093)	7,239,770	(9,490,495)
Brazil	34.00%	34.00%	34.00%	(26,523,564)	(41,357,762)	(60,577,638)
Colombia	39.00%	34.00%	34.00%	(89,366,919)	(84,883,915)	(77,854,660)
Peru	28.00%	30.00%	30.00%	(13,049,116)	(21,030,440)	(18,679,952)
Spain	30.00%	30.00%	30.00%	—	—	(6,553,041)

				(164,815,693)	(140,032,347)	(173,155,786)

The reconciling tax effect in Argentina increased during 2015, compared to 2014 due to higher taxable income in the subsidiaries El Chocón and Edesur, as a result of an increase in taxable income obtained from new resolutions issued by the market regulator.

The reconciling tax effect in Brazil produced by the operations decreased in 2015, compared to the prior year, due to lower taxable income in our Brazilian subsidiaries as a consequence of decreased revenues due to lower local electricity demand.

With regards to Colombia, the reconciling tax effect increased slightly in 2015, as compared to 2014, due to an increase in the local enacted tax rate that occurred in 2015.

The reconciling tax effect in Peru decreased in 2015, as compared to prior year, due to a decrease in the local enacted tax rate in 2015.”

B. Liquidity and Capital Resources, page 153

25.	We note your disclosure on page 21 that Brazil is a country in which you operate with a “high refinancing risk” and your disclosure on page 161 where you suggest that “liquidity shortfalls” in Brazil may impact your “ability to satisfy material obligations.” Please expand on the liquidity risks of your Brazilian operations. Provide an enhanced discussion and analysis of any known trends and uncertainties and separately evaluate your ability to satisfy cash requirements over both the short and long term. Disclose the potential ramifications of not being able to refinance and/or repay your debt.

Securities and Exchange Commission	-21-	July 15, 2016

Response:

In response to the Staff’s comment, Enersis Américas supplementally advises the Staff as follows and will include in the Amended Form 20-F the following amended disclosure in lieu of the last paragraph under “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources” on page 161 of the Form 20-F:

“Other than in Brazil, we do not currently anticipate liquidity shortfalls affecting our ability to satisfy the material obligations described in this Report. Brazil is currently affected by a severe recession that has limited access to bank loans and the ability to issue new debt in the capital markets, not only for electrical utilities, but also for companies in most of the other industries operating in the country. As a result, market conditions have deteriorated and interest rates have risen due to increased market risk, making the cost of funding operations more expensive in Brazil.

Notwithstanding such situation in Brazil, our subsidiaries in Brazil benefit from being part of the Enel Group, which provides them access to most of the leading banks in the world, facilitating access to resources outside Brazil. For example, in March 2016, Ampla entered into a US$ 75 million loan with the Banco Santander Chile (with Enersis Américas guaranteeing the bank loan), demonstrating that the Chilean parent company is considered a solvent and reliable guarantor, and also highlighting the support of the Enel Group in providing stability to our operations in Latin America. However, if market conditions in Brazil continue to deteriorate or lenders are unwilling to accept an Enersis Américas guarantee as credit support, then the cost of financing would likely increase both in the short and long term at unprecedented high costs, and in the worst case scenario the companies would not be able to obtain financing under economic terms.

Other than with respect to Brazil, for the most part we expect to be able to refinance our indebtedness as it becomes due, fund our purchase obligations with internally generated cash and fund capital expenditures with a mixture of internally generated cash and borrowings. If any of the companies in the Enersis Américas group defaults on the repayment of their debt, it may trigger cross default clauses that could accelerate a relevant portion of our credit facilities within each country. However, it is important to highlight that cross-default risk is isolated to companies in the group within each of the individual countries in which Enersis Américas has operations.”

Securities and Exchange Commission	-22-	July 15, 2016

Report of Independent Registered Public Accounting Firm On Internal Control Over Financial Reporting, page F-3

26.	We note that the principal auditor’s report on internal control over financial reporting (“ICFR”) quantifies the total assets, total revenues and other operating income, and total income (losses) after tax from discontinued operations of subsidiaries excluded from their ICFR assessment. Please tell us why these percentages do not agree with the percentages included in the principal auditor’s audit report relating to 2015. In doing so, please provide a diagram or other pictorial representation, along with a narrative explanation, identifying the underlying Enersis Américas entities that were subject to audit of the financial statements versus those entities subject to audit of ICFR for 2015. Please also clarify if the principal auditor did not audit ICFR for certain subsidiaries whose financial statements it audited and confirm whether KPMG audited the ICFR of Endesa-Chile in its entirety.

Response:

In response to the Staff’s comment, Enersis Américas supplementally advises the Staff as follows:

EY Ltda. (“EY”) is the corporate auditor of Enersis Américas S.A., and performs audits over the majority of the entities of the Group. KPMG Auditores Consultores Ltda. (“KPMG”) is the auditor of our subsidiary Endesa Chile S.A. due to a specific instruction issued by the Chilean regulator, which requires the generation and distribution businesses to have different auditors for statutory purposes in Chile. Endesa Chile S.A. consolidates Central Costanera S.A. and Hidroeléctrica El Chocón S.A., based in Argentina, and Emgesa in Colombia. These entities are audited for statutory purposes by EY, and the audit opinions over their statutory local GAAP financial statements, which are issued by EY under PCAOB standards, are relied upon by KPMG for purposes of the audit of the consolidated financial statements of Endesa Chile. KPMG is the auditor of the remaining components of Endesa Chile, as well as the auditor of the adjustments required to convert the local GAAP financial statements of Central Costanera S.A., Hidroeléctrica El Chocón S.A. and Emgesa to IFRS.

Securities and Exchange Commission	-23-	July 15, 2016

The following is the list of relevant components for the group audits performed by our principal auditor EY and the audits performed by KPMG.

Location	Component name	Auditor	Audited by EY for Financial Statement of Enersis Américas?	Audited by EY for ICFR of Enersis Américas?	Audited by KPMG for Financial Statements of Endesa Chile?	Audited by KPMG for ICFR of Endesa Chile?
Chile	Enersis Américas S.A.	EY	Yes	Yes	N/A	N/A
Chile	Chilectra S.A.	EY	Yes	Yes	N/A	N/A
Argentina	Empresa Distribuidora Sur S.A.	EY	Yes	Yes	N/A	N/A
Argentina	Dock Sud S.A.	EY	Yes	Yes	N/A	N/A
Brazil	Enel Brasil S.A.	EY	Yes	Yes	N/A	N/A
Colombia	CODENSA	EY	Yes	Yes	N/A	N/A
Peru	Empresa Eléctrica de Piura S.A.	EY	Yes	Yes	N/A	N/A
Peru	Edelnor S.A.A.	EY	Yes	Yes	N/A	N/A
Endesa Chile sub-group

Chile	Endesa Chile S.A. and other Chilean subsidiaries	KPMG	No	No	Yes	Yes
Peru	Generandes Perú S.A. and subsidiaries	KPMG	No	No	Yes	Yes
Argentina	Central Costanera S.A. (*)	EY	Yes	No	No	Yes
Argentina	Hidroeléctrica El Chocón S.A.(*)	EY	Yes	No	No	Yes
Colombia	EMGESA and subsidiaries	EY	Yes	No	No	Yes

(*)	Central Costanera S.A. and Hidroeléctrica El Chocón S.A. are the main components of Group Endesa Argentina S.A.

EY was not required to issue and did not issue audit opinions over ICFR under PCAOB standards for Central Costanera S.A., Hidroeléctrica El Chocón S.A. and Emgesa, as statutory auditors. Consequently, KPMG performs the corresponding procedures to satisfy itself regarding the ICFR audits of these entities. These procedures consist of sending specific instructions outlining which controls are to be tested, review of working papers, and discussions with EY in their capacity as component auditors regarding the results of their procedures. KPMG ensures that the controls tested and results reported to KPMG are consistent with those controls tested and findings that are reported internally by EY component teams to EY in Chile.

Securities and Exchange Commission	-24-	July 15, 2016

Based on the table and explanation above, the percentages of audit coverage provided by EY and KPMG for both the financial statements audits and the ICFR audits are different, as the components included in the scope of each respective independent auditor for each audit opinion are different.

Report of Independent Registered Public Accounting Firm, page F-5

27.	Please address the following comments related to the audit reports provided in your filing:

•	We note that the KPMG audit report indicates that they did not audit “certain subsidiaries” of Endesa-Chile. Based on the current wording of the principal auditor and KPMG audit reports, we are unable to confirm that all subsidiaries included in the financial statements have been audited. Accordingly, please have KPMG revise its report to name the subsidiary financial statements that they did not audit.

Response:

In response to the Staff’s comment, Enersis Américas supplementally advises the Staff that KPMG will revise its audit report to be included in the Amended Form 20-F of Enersis Américas to specifically name Emgesa S.A. E.S.P. and its subsidiaries and Endesa Argentina S.A. and its subsidiaries as the subsidiary financial statements and equity method investee that they did not audit.

Securities and Exchange Commission	-25-	July 15, 2016

•	We note that KPMG’s audit report indicates that other auditors audited the financial statements “prepared in accordance with the local statutory accounting basis” and that KPMG audited the necessary IFRS conversion adjustments. The principal auditor’s report suggests that they audited the local statutory financial statements of Emgesa, Endesa-Argentina, and Enel-Brasil but is silent on responsibility for the conversion adjustments of those entities. Please advise whether the principal auditor is taking any responsibility for audit of the conversion adjustments relating to Emgesa, Endesa-Argentina, and Enel-Brasil. If they are not taking responsibility, please explain why no reference to the conversion adjustments has been made in the principal auditor’s opinion. Assuming KPMG was the sole auditor of the conversion adjustments of Endesa-Chile, but did not audit the underlying financial statements of Emgesa, Endesa-Argentina, and Enel-Brasil, please explain in detail how KPMG would have sufficient familiarity with the statutory financial statements of such entities to be able to audit only the conversion adjustments relating to those entities. We may have further substantive comment.

Response:

In response to the Staff’s comment, Enersis Américas supplementally advises the Staff as follows:

In connection with their audit of our consolidated financial statements, EY, as our principal auditors, directly engage the services of other EY member firms that are also the statutory auditors of Central Costanera S.A., Hidroeléctrica El Chocón S.A., Emgesa and Enel-Brasil. The EY component firms perform two separate audits: (i) the audit of the local GAAP statutory financial statements, which are relied upon by KPMG in their audits of the consolidated financial statements of Endesa Chile S.A. and (ii) the audit of the reporting packages that form the basis for preparing our consolidated financial statements. Local GAAP financial statements and our corporate IFRS financial statements are different in several aspects, including IFRS adoption date in each country.

For the audit of the consolidated reporting packages from each country EY does not need the work performed by KPMG over the conversion adjustments and, accordingly EY does not need to mention the audit of the conversion adjustments in their auditors’ report.

•

Your principal auditor’s report states that amounts included in Endesa-Chile’s consolidated financial statements relating to Emgesa, Endesa-Argentina and Enel-Brasil were subjected to audit procedures “in the context of the consolidated financial statements of Enersis Américas, taken as a whole.” Please

Securities and Exchange Commission	-26-	July 15, 2016

explain what this quoted portion of their report is intended to convey. If it is meant to indicate that the materiality levels for the audits of Emgesa, Endesa-Argentina and Enel-Brasil were assessed in relation to Enersis Américas S.A., please tell us how KPMG was able to rely on audits of another auditor that presumably used a different materiality standard than was used for Endesa-Chile. If the three entities were audited on an individual basis, please confirm and explain the reason for the above qualifying materiality wording contained in the principal auditor’s opinion.

Response:

In response to the Staff’s comment, Enersis Américas supplementally advises the Staff as follows:

The wording used in the opinion is intended to clarify that the audits of the mentioned entities were performed using the information included in the reporting packages (i.e., information prepared by the reporting components using IFRS and the group corporate accounting policies), as explained in the previous response.

The audit report of KPMG contained in the Form 20-F of Enersis Américas is in relation to their audit performed over Endesa-Chile within the context of a component auditor of Enersis Américas. KPMG is also the principal auditor of Endesa-Chile on a stand-alone basis. The statutory audits performed by EY over Endesa-Chile subsidiaries were performed at their individual, statutory materiality levels, which is at least equal to or less than what a component materiality would be as determined by KPMG in its role as principal auditor of Endesa-Chile. KPMG confirms the materiality used by EY by sending specific instructions communicating the component materiality, as determined by KPMG in its role as principal auditor of Endesa-Chile. Because the audits of EY were performed using the materiality standards that are appropriate for the audit of Endesa-Chile, KPMG was able to rely on audits of EY.

Securities and Exchange Commission	-27-	July 15, 2016

Consolidated Statements of Cash Flows, Direct, page F-14

28.	Please tell us the material components of the “Other payments for operating activities” line item. To the extent that any items are material to net cash flows from operating activities, separately present such items on the face of your statement.

Response:

In response to the Staff’s comment, Enersis Américas supplementally advises the Staff that the material components of the “Other payments for operating activities” line item are as follows:

	For the years ended December 31,
	2015	2014	2013
Components	ThCh$	ThCh$	ThCh$
Payment for other taxes (VAT, ICMS, PIS/COFINS, Sales taxes, Custom taxes, taxes on bank transfers) (1)	(809,173,431)	(739,417,209)	(675,700,287)
Payments for collections made under Codensa Hogar contract (2)	(353,788,383)	(398,758,158)	(291,017,752)
Payments for the Energy Development Account (CDE) (3)	(112,994,353)	(12,365,211)	(10,082,367)
Other miscellaneous itemized payments for operating activities (4)	(296,851,011)	(267,556,444)	(199,554,747)

Total Other Payments for Operating Activities	(1,572,807,177)	(1,418,097,022)	(1,176,355,154)

(1)	The main elements of payments for other taxes are related to:

•	ICMS is a Brazilian state value added tax (VAT) on the circulation of goods, telecommunication and transportation services. The ICMS payments were ThCh$ 515,723,919, ThCh$ 463,311,271, and ThCh$ 399,722,066 for the years ended December 31, 2015, 2014 and 2013, respectively.

•	PIS/COFINS taxes. In Brazil, the “Programa de Integração Social” (PIS), is a social contribution tax, payable by corporations, targeted to finance the payment of unemployment insurance and allowance for low paid workers, while the “Contribuição para o Financiamento da Seguridade Social” (COFINS), is a federal contribution tax, based on gross revenues of business sales. The total amounts paid for PIS/COFINS were ThCh$ 137,511,696, ThCh$ 91,073,163, and ThCh$ 111,688,753 for the years ended December 31, 2015, 2014 and 2013.

•	Municipality property taxes in Brazil mainly related to the Company’s public lighting network. The payments were ThCh$ 34,164,970, ThCh$ 75,758,644, and ThCh$ 72,673,497 for the years ended December 31, 2015, 2014 and 2013, respectively.

Securities and Exchange Commission	-28-	July 15, 2016

•	Payment for taxes on sales in Peru for ThCh$50,560,335, ThCh$49,818,650, and ThCh$40,314,316 for the years ended December 31, 2015, 2014 and 2013, respectively.

(2)	Our Colombian subsidiary Codensa, entered into an arrangement with a third party that develops a business with Codensa’s customers. By virtue of this arrangement, Codensa manages the collection of that third party’s receivables, since they are billed as part of the Codensa’s invoices issued monthly. The payments are related to the monthly collected amounts under the collection management contract, whereas the collections are presented in the line item “Other collections from operating activities”.
(3)	In Brazil, Law 10,438/2002 created the “Conta de Desenvolvimento Energético” (CDE). The CDE is a government fund that aims to promote the development of alternative energy sources, promote globalization of energy services and subsidizes low-income residential customers. The fund is financed through charges included in consumers and generators tariffs and government contributions.
(4)	Other miscellaneous aggregate payments for operating activities includes several types of individually non-significant payments related to operating activities.

Enersis Américas also respectfully advises the Staff that the “Other payments for operating activities” line item is included in the IFRS taxonomy format that is mandatorily required to be used by our Chilean regulator, the Superintendence of Securities and Insurance (SVS), to present the IFRS Financial Statements. The IFRS taxonomy-SVS format is based on the document issued by the IFRS foundation to markup electronic IFRS financial statements. By providing the IFRS taxonomy, the IASB can ensure that the taxonomy used is an accurate representation of the International Financial Reporting Standards.

In order to be consistent with the mandatory use of the IFRS taxonomy format required by the SVS in the IFRS financial statements, Enersis Américas will provide in the Amended Form 20-F additional disclosure in the Note for Cash and Cash Equivalents, including the details of “Other payments for operating activities” provided above.

Notes to the Consolidated Financial Statements

2.4.2 Consolidated companies with an ownership interest of less than 50%, page F-25

29.

We note that you consolidate Codensa and Emgesa even though you own less than a 50% equity interest in each entity. Your disclosures on pages 107, 108, and 118 indicate that you consolidate both subsidiaries since you own greater than 50% of the voting rights in such entities and have the right to appoint a majority

Securities and Exchange Commission	-29-	July 15, 2016

of Board members through shareholder agreements. Given that Codensa and Emgesa have a single shareholder that owns greater than a 50% equity interest in such entities, please clarify how you determined the rights held by such majority shareholders were not substantive rights that would preclude consolidation. See paragraph B25 of IFRS 10. In doing so, explain to us the nature and purpose of your shareholder agreements and clarify how decisions are made regarding the entities’ relevant activities. For example, explain if relevant activity decisions are made based upon majority Board approval, unanimous Board approval, or some other approval threshold. Also explain to us the nature of any substantive rights held by the majority owners. Considering your disclosures throughout the filing indicate that you own a 37.7% beneficial economic interest in Emgesa, clarify why your disclosures on page F-25 indicate you have a 48.48% equity interest. In this regard, please provide us a table that summarizes the equity and beneficial interests owned and voting rights held by each of the Enersis Américas-related affiliates for Codensa and Emgesa. Please also advise the significance of the portion of the statement on page 118 that indicates “[a]lthough Endesa Chile owns less than 50% of the equity interest and voting rights of Emgesa....”

Response:

In response to the Staff’s comment, Enersis Américas supplementally advises the Staff as follows:

The capital structures of both Emgesa and Codensa consist of (i) ordinary shares with economic rights and voting power and (ii) preferred shares with economic rights but no voting power. The following tables summarize the economic rights and voting power of the shareholders of Emgesa and Codensa.

Securities and Exchange Commission	-30-	July 15, 2016

Emgesa

Shareholder	Ordinary Shares	% of Voting Power	% of Economic Rights	Preferred Shares	% of Economic Rights	Total Shares	Total % Economic Rights
Empresa de Energía de Bogotá S.A.	55,758,250	43.57	37.44	20,952,601	14.07	76,710,851	51.51
Enersis Américas S.A.	32,176,823	25.15	21.61	—	—	32,176,823	21.61
Endesa Américas S.A.	40,019,173	31.27	26.87	—	—	40,019,173	26.87
Other minority shareholders	7,315	0.005	0.005	—	—	7,315	0.005

Total	127,961,561	100.00	85.93	20,952,601	14.07	148,914,162	100.00

Codensa

Shareholder	Ordinary Shares	% of Voting Power	% of Economic Rights	Preferred Shares	% of Economic Rights	Total Shares	Total % Economic Rights
Empresa de Energía de Bogotá S.A.	48,025,920	42.85	36.35	20,010,799	15.15	68,036,719	51.50
Enersis Américas S.A.	51,685,039	46.11	39.13	—	—	51,685,039	39.13
Chilectra Américas S.A.	12,349,522	11.02	9.35	—	—	12,349,522	9.35
Other minority shareholders	21,994	0.02	0.02	—	—	21,994	0.02

Total	112,082,475	100.00	84.85	20,010,799	15.15	132,093,274	100.00

Enersis Américas’ Interests in Emgesa

As shown in the table above, Enersis Américas has a 25.15% direct voting interest in Emgesa, whose voting power has been transferred to Endesa Américas pursuant to a shareholders’ agreement. When combined with its 31.27% direct voting interest in Emgesa, Endesa Américas has an aggregate voting interest in Emgesa of 56.42%, representing a majority of the voting power of Emgesa. In addition, pursuant to a shareholders’ agreement with Empresa de Energía de Bogotá S.A. (hereinafter “EEB”), Endesa Américas has the right to appoint a majority of the members of the Emgesa Board of Directors.

The fact that Endesa Américas owns more than half of the shares with voting rights in Emgesa, allows Endesa Américas to direct the relevant activities without the need to reach a consensus with EEB. As a result, Endesa Américas is deemed to exercise control over Emgesa and consolidates Emgesa in its consolidated financial statements.

Securities and Exchange Commission	-31-	July 15, 2016

The percentage of shares with voting right (43.57%) that EEB owns in Emgesa does not give EEB the substantive exercisable rights that prevent Endesa Américas from exercising control over Emgesa.

The portion of the statement on page 118 that indicates that “[a]lthough Endesa Chile [the predecessor of Endesa Américas] owns less than 50% of the equity interest and voting rights of Emgesa...” was intended to reflect the information shown on the table above that Endesa Américas’ direct ownership interest in Emgesa is only 26.8% of the economic interests and 31.27% of the voting interests in Emgesa. The remainder of the disclosure goes on to explain how Endesa Américas is deemed to control Emgesa notwithstanding that it has less than 50% direct ownership interest. In order to clarify the disclosure, Enersis Américas will amend the disclosure in the Amended Form 20-F to insert “directly” prior to “owns”.

Enersis Américas owns 59.98% of Endesa Américas and consolidates Endesa Américas in its consolidated financial statements. Although Enersis Américas’ proportionate equity interest in Emgesa is only 37.73% (21.61% plus 59.98% of 26.87%), because Endesa Américas already consolidates Emgesa, Emgesa is also consolidated in the Enersis Américas consolidated financial statements.

Enersis Américas’ Interests in Codensa

As shown in the table above, Enersis Américas owns a 39.13% direct economic interest in Codensa. Enersis also has an indirect 9.27% economic interest in Codensa through its 99.1% ownership of Chilectra Américas (99.1% of 9.35%). Therefore, Enersis Américas has an aggregate economic interest in Codensa of 48.40%.

As shown in the table above, Enersis Américas owns a 46.11% direct voting interest in Codensa and when combined with its 10.92% indirect voting interest in Codensa (99.1% of 11.02%) owned through Chilectra Américas, Enersis Américas has an aggregate voting interest in Codensa of 57.13% (46.11% plus 10.92%), representing a majority of the voting rights of Codensa. In addition, pursuant to a shareholders agreement with EEB, Enersis Américas has the right to appoint the majority of the members of the Codensa Board of Directors.

The fact that Enersis Américas owns more than half of the shares with voting rights in Codensa, allows Enersis Américas to direct the relevant activities without the need to reach a consensus with EEB. As a result, Enersis Américas is deemed to exercise control over Codensa and consolidates Codensa in its consolidated financial statements.

Securities and Exchange Commission	-32-	July 15, 2016

The percentage of shares with voting right (42.58%) that EEB owns in Codensa does not give EEB the substantive exercisable rights that prevent Enersis Américas from exercising control over Codensa.

The disclosure on page F-25 referring to the 48.48% equity interest refers to the sum of the direct economic interests of Enersis Américas (39.13%) and Chilectra Américas (9.35%) in Codensa and the sum of the direct economic interests of Enersis Américas (21.61%) and Endesa Américas (26.87%) in Emgesa as members of the consolidated Group, and is not intended to reflect Enersis Americas’ proportionate direct and indirect aggregate economic interest in these entities, which would be 37.73%.

3. Accounting Policies Applied

a) Property, plant and equipment, page F-27

30.	We note your disclosure on page F-28 that you have five concessions expiring within the next 16 years. Although you indicate that property, plant and equipment (“PPE”) pertaining to these concessions are amortized over their economic life or the concession term, whichever is shorter, you indicate that such policy applies “when the economic benefit from the asset is limited to its use during the concession term.” Please clarify in sufficient detail how you determine whether or not the use of PPE is limited to the concession term. An example may be helpful in illustrating a typical concession contract in which PPE does not revert to the grantor. For PPE amortization not limited to concession terms, please explain to us how you determined the lives of such assets. For the five aforementioned concessions, quantify for us the amount of PPE being amortized over the remaining concession terms versus the amount of PPE being amortized over the asset lives. For the latter group, please provide us with the weighted average remaining useful lives of such assets.

Response:

In response to the Staff’s comment, Enersis Américas supplementally advises the Staff as follows:

The determination of whether or not the use of PPE is limited to its use during the concession term is based on the provisions of each concession contract within the different countries in which our subsidiaries operate as concession operator. The two relevant provisions considered are: (i) whether the assets must be returned to the grantor at the end of the concession term; and (ii) whether an indemnification will be received upon returning the assets to the grantor.

Securities and Exchange Commission	-33-	July 15, 2016

The table below sets forth the five concessions expiring within the next 16 years and the return provisions of the concession contracts:

Concession holder and operator	Country	Year Concession Started	Concession term	Remaining period to expiration	Assets are returned to the grantor	Indemnification received from the grantor
Hidroeléctrica El Chocón S.A. (a)	Argentina	1993	30 years	8 years	Yes	No
Central Eléctrica Cachoeira Dourada S.A. (c)	Brazil	1997	30 years	12 years	Yes	Yes
Central Generadora Termoeléctrica Fortaleza S.A. (b)	Brazil	2001	30 years	16 years	No	No
Compañía de Interconexión Energética S.A. (CIEN - Line 1) (c)	Brazil	2000	20 years	5 years	Yes	Yes
Compañía de Interconexión Energética S.A (CIEN - Line 2) (c)	Brazil	2002	20 years	7 years	Yes	Yes

(a)	Those assets received under concession that will be returned to the grantor are depreciated on a straight-line basis using the concession term.

Those assets that were not received under concession which are not part of the hydroelectric generation facilities (vehicles, furniture, computer equipment and four thermal generation equipment that are installed on Central Costanera’s premises) and will not be transferred to the grantor at the end of the concession term are depreciated on a straight-line basis using the their estimated useful lives which are determined based on the requirements of IAS 16.

(b)	The assets are not returned to the grantor, therefore, they are depreciated on a straight-line basis using their economic estimated useful lives which are determined based on the requirements of IAS 16.
(c)	The assets are returned to the grantor at the end of the concession, but an indemnification will be received from the grantor. The indemnification is determined taking into consideration the residual value of the assets calculated based on the so-called New Replacement Value (“VNR” in its Portuguese acronym).

These assets are depreciated on a straight-line basis using their economic estimated useful lives which are determined based on the requirements of IAS 16.

Securities and Exchange Commission	-34-	July 15, 2016

The following table sets forth the amounts of PPE being amortized over the remaining concession terms, the amount of PPE being amortized over the asset lives, and the weighted average remaining useful lives of the PPE amortized over the asset lives:

Concession holder and operator	Country	Initial cost	Carrying amount to be amortized	Amount amortized over the remaining concession term	Amount amortized over the asset lives	Weighted average remaining useful lives (years)
		(Amounts in millions of Chilean pesos - Ch$)
Hidroeléctrica El Chocón S.A.	Argentina	60,267	30,340	13,355	16,985	20
Central Eléctrica Cachoeira Dourada S.A.	Brazil	179,717	71,694	—	71,694	35
Central Generadora Termoeléctrica Fortaleza S.A.	Brazil	133,038	110,442	—	110,442	26
Compañía de Interconexión Energética S.A. (CIEN - Line 1)	Brazil	21,763	9,575	—	9,575	39
Compañía de Interconexión Energética S.A (CIEN - Line 2)	Brazil	210,871	92,590	—	92,590	23

	Total	605,656	314,641	13,355	301,286

d.1) Concessions, page F-30

31.	Please provide a representative example of the accounting entries associated with a concession agreement that is recognized accordance with IFRIC 12. Please also include a narrative explanation of the debits and credits at each step of the concession agreement from inception to termination. If applicable, please ensure your explanation addresses the creation and change in the available-for-sale asset recorded as part of the transaction.

Response:

In response to the Staff’s comment, the Company supplementally advises the Staff with a representative example of the accounting entries associated to the concession agreement that is recognized in accordance with IFRIC 12 – Service Concession Arrangements (“IFRIC 12”) within each step of the concession agreement from inception to termination, as follows:

Presentation currency of Enersis Américas	Chilean Peso – Ch$
Functional currency of the Brazilian Subsidiary	Brazilian Real - $R
Contract to provide construction services	R$1,200
Fair value of the construction services provided	R$1,200
Construction period (a)	3 months
Useful life of the asset	15 months
Concession term in months (a)	12 months
Inflation rate accumulated at year 20X1	10%
PV of cash inflows after the concession period to be compensated by the grantor	R$480
Foreign currency translation effect (R$ translation to Ch$) is not considered to simplify the illustrative example

(a)	Starting as of January 1st, 20X1

Securities and Exchange Commission	-35-	July 15, 2016

The following entries are made following the circumstances described above (all amounts in R$)

Step 1 – During Construction

Dr	Cost of construction (profit or loss)	1,200
Cr	Cash		1,200

Description: To recognize costs related to construction services.

Dr	Intangible asset under construction	1,200
Cr	Revenue		1,200

Description: To recognize revenue related to construction services provided for non-cash consideration.

The revenues and costs of construction have the same amount because the construction margin is defined as zero. Please see more details on this matter in the response to Comment No. 36.

Step 2 – Starting the operational phase of the asset

Dr	Intangible asset	720		(1)
Dr	Available-for-sale financial asset	480		(2)
Cr	Intangible asset under construction		1,200

Description: When the construction phase ends and the assets are ready to operate, the useful life of their components are estimated. At this point we can estimate the residual value of the assets at the end date of the grant and, therefore, determine the amount to be recorded as intangible assets and the amount to be recorded as Available-for-sale financial asset.

(1)	1,200 / (15 months of useful life) * (9 months in operation at December 20x1).
(2)	1,200 – 720.

Securities and Exchange Commission	-36-	July 15, 2016

Step 3 – Entries as of December 31, 20X1.

Dr	Amortization expense	720
Cr	Intangible asset (accumulated amortization)		720

Description: To recognize amortization expense related to the operational phase – the entry is done monthly but here is shown accumulated for simplicity.

Dr	Available-for-sale (AFS) financial asset	48
Cr	Finance income		48

Description: To recognize finance income using the effective interest rate method and changes in value of AFS financial asset (CPI Year 20X1= 10%). Please see more details on this matter in the responses to Comments Nos. 34 and 36.

Step 4 - Termination of the concession

Dr	Cash	530
Cr	AFS financial asset		528
Cr	Finance income		2	(3)

Description: To recognize cash inflows guaranteed by the grantor.

(3) During the process of tariff review and definition of the Remuneration Asset Base (RAB) there are other remunerated concepts in addition to the inflation provided by the grantor’s rules. That process considers a full regulatory audit of the assets base, comparing physical and accounting controls and prices of equipment and services allocated to the concession assets.

32.	Please tell us if you are amortizing the Ampla and Coelce concession intangible assets over their remaining 11 and 12 year remaining terms or some other timeframe. If you are amortizing the intangibles over a longer timeframe, please explain the reasons for your determination of amortization period(s).

Response:

In response to the Staff’s comment, the Company supplementally advises the Staff that intangible assets of the Ampla and Coelce concessions are amortized over their remaining 11 and 12 year remaining terms, respectively.

Securities and Exchange Commission	-37-	July 15, 2016

4. Sector Regulation and Electricity System Operations

Argentina, page F-51

33.	We note that your disclosures on pages 67 and F-52 reference “funds” and “loans” received from CAMMESA. Please tell us where you have classified activity related to all such funds and loans received from and paid to CAMMESA on your statements of cash flows. Please quantify for us the amounts paid and received for each period presented and segregate the amounts by nature of the cash flows. To the extent such amounts advanced are loans, tell us the repayment terms related to all funding received and explain whether you offset any payables and receivables with CAMMESA. In this regard, please supplementally explain the nature of LVFVD that were issued in favor of Edesur for accounts receivable discussed on page F-120 and how they served as part-payment for the debt of Edesur. Tell us whether such issuance is reflected on your statements of cash flows and whether the issuance and acceptance of these LVFVD represented actual cash flows. We may have further comment.

Response:

In response to the Staff’s comment, Enersis Américas supplementally advises the Staff as follows:

During 2014, funds received from CAMMESA amounted to Ar$ 1,789.2 million and were attributable to: i) the financing of higher personnel costs due to the application of Secretary of Labor Resolution No. 836/2014 (as authorized by Secretary of Energy (SE) Note No. 4012/14), totaling Ar$ 330.5 million; ii) the financing of extraordinary costs due to the climate emergency of December 2013 (as authorized by SE Note No. 367/12), totaling Ar$ 234.9 million; and iii) the financing of an Extraordinary Investment Plan (as authorized by SE Resolution No. 10/2014), totaling Ar$ 1,223.8 million.

During 2015, funds received from CAMMESA amounted to Ar$ 3,163.2 million and were attributable to: i) the financing of higher personnel costs due to the application of Secretary of Labor Resolution No. 836/2014 (as authorized by SE Note No. 4012/14), totaling Ar$ 247.9 million; ii) the financing of extraordinary costs due to the climate emergency of December 2013 (as authorized by SE Note No. 367/12), totaling Ar$ 16.5 million; iii) the financing of an Extraordinary Investment Plan (as authorized by SE Resolution No. 10/2014), totaling Ar$ 1,416.5 million; and iv) transfers related to the temporary additional revenues determined in accordance with SE Resolution No. 32/2015 as the difference between a theoretical tariff table and that applied to customers, totaling Ar$ 1,482.3 million.

Securities and Exchange Commission	-38-	July 15, 2016

Funds received from CAMMESA for the financing of higher personnel costs, for the financing of extraordinary costs due to the climate emergency of December 2013 and those related to the temporary additional revenues of SE Resolution No. 32/2015, have been classified as “Collections from the sale of goods and services” on the statements of cash flows. Funds received from CAMMESA for the financing of the Extraordinary Investment Plan were not presented on the statements of cash flows because they are considered FOCEDE’s restricted funds and, therefore, are not part of cash and cash equivalents.

The financing of higher personnel costs was paid in 2015 by offsetting it with Sales Settlements with Unspecified Due Dates (known as LVFVD, in its Spanish acronym) issued in accordance with SE Resolution No. 32/2015 and as instructed therein.

The financing of extraordinary costs due to the climate emergency of December 2013 was partially paid during 2015, in an amount of Ar$ 220.5 million. Such partial payments were not presented in the statement of cash flows since they were made using FOCEDE’s restricted funds which, as explained above, are not considered cash and cash equivalents. This balance accrues interest at the same rate CAMMESA obtains for its financial deposits. It will be paid with the funds accumulated in the FOCEDE account, once transferred to Edesur according to the cessation of FOCEDE, as instructed by the Ministry of Energy and Mining Resolution No. 7/2016.

The financing of the Extraordinary Investment Plan has not been repaid yet. Repayment terms will be determined by the Secretary of Energy. The beginning of the repayment is subject to Edesur’s economic and financial sustainability conditions, as determined by the Secretary of Energy.

LVFVD were first recognized for Edesur by SE Resolution No. 250/2013, for the difference between the cost variations not passed on to tariffs and the amounts owed by the company due to the amounts collected from customers under the Energy Efficiency Program known as PUREE. This compensation mechanism was used several times during 2013, 2014 and until January 2015 (the latter in accordance with SE Resolution No. 32/2015). SE Resolution No. 250/2013 had also instructed CAMMESA to issue LVFVD in favor of Edesur and accept them as payment of energy purchases payable, which took place on July 10, 2015, for an amount of Ar$ 3,287.2 million. Neither the LVFVD issuance nor its acceptance as payment represented actual cash flows.

Securities and Exchange Commission	-39-	July 15, 2016

9. Other Financial Assets, page F-69

34.	Please provide us with a roll-forward of your available-for-sale financial investments balance- IFRIC 12 from 2014 to 2015. In providing the detail of the change, please tell us how the change in balance was reflected in the financial statements citing your basis for inclusion of such items within income as opposed to other comprehensive income under paragraph 55(b) of IAS 39. Please also provide us the accounting entries that resulted in creation of the financial investment balance-IFRIC 12. Lastly, please explain to us in detail the nature of each of the adjustments discussed in footnote (1) on page F-138, including how they were calculated. If applicable, please correlate your explanation of these adjustments with the previously requested accounting for such concession contracts.

Response:

In response to the Staff’s comment, Enersis Américas supplementally advises the Staff as follows:

The following table sets forth the roll-forward of our available-for-sale financial assets from 2014 to 2015:

Ch$ (in million)
Balance as of December 31, 2014	492,924

Transfer from intangible assets	74,119
Interest income	37,618
Foreign currency translation effect	(116,767)

Balance as of December 31, 2015	487,894

Financial assets classified as available-for-sale refer to the right to compensation, to be paid by the Brazilian Federal Government regarding the assets of the distribution concessionaires at the end of the concession agreement. The methodology adopted for marking these assets to fair value is based on the tariff review process for distributors. This review, conducted every four to five years according to each concessionaire, involves assessing the new replacement value (“VNR”) for the distribution infrastructure, in accordance with criteria established by the granting authority (“ANEEL”).

Securities and Exchange Commission	-40-	July 15, 2016

Accordingly, each concessionaire adjusts the position of the financial asset based on the compensation of the amounts ratified by the granting authority and uses the IPCA (Brazilian inflation index) as the best estimates for adjusting the original base to the fair value at the subsequent dates, in accordance with the tariff review process.

Interest is calculated using the effective interest method and is recognized in profit or loss (IFRIC 12.25).

The difference to adjust the balance of the available-for-sale financial asset to its expected cash flows is recognized against a finance income and/or cost account in the statement of profit or loss for the year, based on the fair value, following the accounting guidance in IAS 39.AG8.

In relation to the nature of each of the adjustments discussed in footnote (1) on page F-138, Enersis Américas supplementally advises the Staff that as a result of applying the methodology adopted for marking the financial asset to fair value as previously described, the following effects were recognized in profit or loss during the years ended December 31, 2015, 2014 and 2013:

•	For the year ended December 31, 2015, net financial income of ThCh$37,618,478 was due to the update of the carrying amount of the financial asset by the corresponding inflation index.

•	For the year ended December 31, 2014, net financial cost of ThCh$68,728,638 was due to the tariff review process that occurred in 2014 for Ampla, a distribution company in Brazil. In 2014, Ampla participated in the 3rd Tariff Review Cycle approved by ANEEL (the Brazilian granting authority and local industry regulator) in April 2014. In the 3rd Tariff Review Cycle, ANEEL issued a new Technical Note changing certain procedures used to calculate the Remuneration Asset Base (RAB) which impacted the estimation of the financial asset at the end of the concession. The Technical Note was issued in April 2014 giving prospective nature to the subject.

•	For the year ended December 31, 2013, net financial income of ThCh$54,591,750 was due to the update of the financial asset by the inflation index.

Securities and Exchange Commission	-41-	July 15, 2016

10. Trade and Other Receivables, page F-70

35.	We have reviewed the rollforward of your allowance for impairment of trade receivables on page F-71 and have the following comments:

•	Clarify why write-offs increased, as opposed to decreased, the allowance during fiscal 2015.

•	Explain to us the nature of the Ch$148 billion “Other” adjustment recorded during fiscal 2015. In doing so, tell us where the debit side of this adjustment was recorded.

Response:

In response to the Staff’s comment, Enersis Américas supplementally advises the Staff as follows:

Enersis Américas inadvertently and unintentionally misclassified the write-offs and other items within the rollforward of our allowance for impairment of trade receivables. With regard to write-offs, the amount presented for 2015 should have been presented as a negative amount decreasing, instead of increasing, the allowance during fiscal 2015. With regard to the “Other” item, the amount was incorrectly included as part of the allowance balance, as it was not related to a transaction during fiscal 2015.

Enersis Américas will revise the disclosure in Note 10 to properly classify the items, substantially in the form set forth on Appendix 1 attached hereto. There was no impact on the trade and other current receivables balance on the face of the statement of financial position.

Securities and Exchange Commission	-42-	July 15, 2016

27. Revenue and Other Income, page F-135

36.	Based on your disclosures in Notes 27 and 28 and the concessions intangible rollforward on page F-84, it appears you recorded revenues and offsetting costs from construction contracts, as well as an intangible asset of ThCh$231 million, related to your concession agreements for 2015. Please explain to us how you determined the amount of consideration applicable to such construction services. Also tell us how you determined the consideration received for such construction services should be allocated to an intangible asset as opposed to a financial asset or a combination of the two under IFRIC 12. Finally, please provide us the entries to record the revenues, costs and the addition to concessions.

Response:

In response to the Staff’s comment, Enersis Américas supplementally advises the Staff as follows:

IFRIC 12 - Service Concession Arrangements (“IFRIC 12”) requires electric energy concessionaires to record and measure service revenue in accordance with IAS 11 - Construction Contracts (“IAS 11”) (construction or improvement services) and IAS 18 - Revenue (“IAS 18”) (operation - electric energy supply services), even if subject to one single concession arrangement.

Enersis Américas accounts for revenues and costs relating to construction works or improvements to the infrastructure facilities used for rendering electric energy distribution services. Those revenues and costs of construction have the same amount because the construction margin is defined as zero, considering that: (i) the core activity of the subsidiaries is the distribution of electric energy; (ii) all construction revenue refers to construction of infrastructure facilities in order to attain their business purpose, namely distribution of electric energy; and (iii) Enersis Américas outsources the construction of infrastructure facilities to unrelated parties.

The amounts related to construction works and services are first allocated as costs of construction which must be paid to the suppliers and after Enersis Américas recognizes an intangible asset under construction against construction revenues in the statement of comprehensive income. Subsequently, the infrastructure of distribution concessionaires is segregated at the time the concession asset is in place, recognizing (i) an intangible asset corresponding to the right to operate the concession and collect from the users of public utilities, and (ii) a financial asset corresponding to the unconditional contractual right to receive cash (indemnity) by transferring control of the assets at the end of the concession. The allocation to intangible assets is made based on the useful lives of the constructed asset and the concession term.

Securities and Exchange Commission	-43-	July 15, 2016

Finally, for the entries to record the revenues, costs and the addition to concessions, please refer to Illustrative Example provided in response to Comment No. 31.

33. Financial Results, page F-138

37.	Based on your page 133 disclosures, we note that you recorded the Ch$84.5 billion forgiveness of Mitsubishi debt and interest within income. Since you indicate in footnote (2) of this note that capital repayments were rescheduled, suggesting that the debt was modified, please explain to us why the full amount of forgiven debt was reflected within income and not accounted for pursuant to paragraphs 39-42 of IAS 39.

Response:

In response to the Staff’s comment, Enersis Américas supplementally advises the Staff as follows:

The debt modification was accounted for pursuant to paragraphs 39-42 of IAS 39. In this regard, the Ch$84.5 billion forgiveness of Mitsubishi debt and interest recognized within income corresponds to the difference between the carrying amount of the extinguished debt and the fair value of the ‘new debt’ assumed with Mitsubishi.

Enersis Américas determined, in accordance with IAS 39.AG62, that the modification of the debt was considered to be an extinguishment of the original debt, because the difference between the amortized cost of the original debt at the date of the debt modification and the present value of the new debt discounted by the original effective interest rate was above 10 per cent.

Ch$ billion
Original debt carrying amount	116.9
Present value of the new debt discounted by the original effective interest rate	36.9

Difference	79.9

Difference (%)	68.4%

In order to calculate the fair value of the new liability assumed, Enersis Américas used an annual interest rate of 10.8% (which was equivalent to the interest market rate applicable to a similar transaction) which significantly differs from the annual interest rate of 0.25% agreed to with Mitsubishi Corporation during the refinancing completed in October 2014. Based on such interest rate, the amount of the debt at the transaction date significantly differs from the outflows calculated based on the agreed rate with Mitsubishi Corporation.

Securities and Exchange Commission	-44-	July 15, 2016

The fair value of the new debt was estimated in Ch$28.1 billion (US$ 46.4 million). Also, as a condition precedent to the debt modification, a payment of Ch$3 billion (US$ 5 million) of the outstanding debt was made. Therefore, Enersis Américas recognized a financial gain of Ch$ 84.5 billion (US$ 141.6 million), which was recognized in profit or loss.

Ch$ billion
Original debt carrying amount	116.9
Payment made as part of the negotiation	(3.0)
Fair value of the new debt	(28.1)

Difference between old debt vs new debt	85.7

Foreign currency translation effect	(1.2)

Financial gain recognized in profit or loss	84.5

35. Information by Segment, page F-141

38.	Please provide the disclosures required by paragraph 22(aa) of IFRS 8. For example, specify if your operating segments represent each of the “business segments” listed in the table on page 34.

Response:

In response to the Staff’s comment, Enersis Américas will revise the disclosure in Note 35. Information by Segment in the Amended Form 20-F to include the disclosures required by paragraph 22(aa) of IFRS 8, substantially as follows:

“35. INFORMATION BY SEGMENT.

35.1 Basis of segmentation

The Group’s activities are organized primarily around its core businesses: electric energy generation, transmission and distribution. On that basis, the Group has established two major business segments:

Generation and Transmission Business: The generation and transmission business segment is comprised of a group of electricity companies that own electricity generating plants, whose energy is transmitted and distributed to end customers. Our generation and transmission business is conducted in Argentina through Cemsa,

Securities and Exchange Commission	-45-	July 15, 2016

Central Dock Sud, Central Costanera, and El Chocón, in Brazil through Cachoeira Dourada, CIEN, Enel Brasil, and Fortaleza in Colombia through Emgesa, and in Peru through Edegel and EEPSA.

Distribution Business: The distribution business is comprised of a group of electricity companies operating under a public utility concession, with service obligations and regulated tariffs for supplying regulated customers. Our electricity distribution business is conducted in Argentina through Edesur, in Brazil through Ampla and Coelce, in Colombia through Codensa, and in Peru through Edelnor.

Considering the differentiated information that is analyzed by the Company’s chief operating decision maker, the segment information has been organized by the geographical areas in which the Group operates:

•	Chile (Discontinued operations)

•	Argentina

•	Brazil

•	Peru

•	Colombia

Given that the Group’s corporate organization matches its business organization and, therefore, the segments, the following information is based on the financial information of the companies forming each segment. The accounting policies used to determine the segment information are the same as those used in the preparation of the Group’s consolidated financial statements. Based on this context and taking into consideration the corporate reorganization as discussed in Notes 5.1 and 41, the assets and liabilities related to the Chilean operations are presented as held for distribution to owners, and in the case of income statement accounts, as discontinued operations.”

36.5 Other Information

Central Costanera S.A., page F-169

39.	We note your discussion of the Vuelta de Obligado (“VOSA”) thermal plant on pages F-170 and F-139, including your recognition of income “for the effects of the dollarization of the receivables.” Please explain to us in plain English what “dollarization” of receivables means and why you recorded Ch$141.6 billion of foreign currency exchange gains and Ch$57.1 billion of accrued interest within income. Tell us the IFRS guidance you used in determining your accounting.

Response:

In response to the Staff’s comment, Enersis Américas supplementally advises the Staff as follows:

The term “dollarization” is used to describe the retrospective redenomination to U.S. dollars of certain receivables of our Argentine subsidiaries that were initially denominated in Argentine pesos.

Securities and Exchange Commission	-46-	July 15, 2016

On November 25, 2010, our generating subsidiaries in Argentina entered into the “Agreement of Management and Operation of Projects to Increase the Availability of Thermal Generation and Adjustment of the Generation Remuneration 2008-2011” (the “Agreement”) with the Argentine Secretary of Energy. Under this Agreement, our subsidiaries were required to contribute their receivables from uncollected energy sales between January 2008 and December 2011 to the trust for the construction of the Vuelta de Obligado thermal plant (“VOSA”). These contributions, known as Sales Settlements with Unspecified Due Dates (“LVFVD” in its Spanish acronym), were accounted for following the guidance of paragraphs 9-11 of IAS 18, as account receivables by our subsidiaries and were denominated in Argentine pesos.

Furthermore, the Agreement stated that, once VOSA is authorized to operate, the receivable accounts shall start to be collected by our subsidiaries. In addition, the carrying value of the accounts are redenominated to U.S. dollars (or “dollarized”) at the exchange rate of the date on which the Agreement was executed and would be repaid in 120 monthly installments with an interest rate of 30-day LIBOR plus a 5% spread. In addition, Resolution No. 406/2003 set the annual interest rate that our subsidiaries are entitled to in relation with the LVFVD from January 2008 until the execution of the Agreement. By the time the Agreement was signed, there was an uncertainty related to the completion of the plant and therefore the redenomination to U.S. dollars and interest income were not recognized.

Although there were advances in the plant construction, between 2011 to 2014, they were not enough to guarantee project’s completion.

In this context, as of December 31, 2014, Costanera, El Chocón and Dock Sud recognized neither the conversion of the receivables into U.S. dollars nor interest thereon, since the flow of economic benefit related to this revaluation could not be considered probable based on our assessment of the progress of “VOSA” project at such date.

Securities and Exchange Commission	-47-	July 15, 2016

Therefore, as of December 31, 2014 Costanera, Chocón and Dock Sud only recorded the original amounts in Argentine pesos contributed to the trust and were generated from uncollected energy sales during 2008-2011.

During 2015, the following significant events took place:

1)	As of October 2015 the plant generated and delivered 930 GWh (the plant was required to begin its generation only after the system was at full capacity) so the plant is currently working in a testing stage. The units were generating on a test basis because CAMMESA had not approved commencement of commercial operations (management expects to obtain such approval in the near term). The tests results showed that the gas turbines were working properly.

2)	During the first half of 2015, there were some delays in the progress of the project due to certain price contract increases claimed by the supplier in charge of the plant construction (“General Electric” or “GE”). The supplier made claims for recognition of cost increases (over-runs incurred). During September 2015, the parties agreed to postpone the resolution of the dispute until the project is completed. During October 2015, following the fulfillment of the conditions agreed with GE, a significant amount was paid to GE (Ar$ 372 million).

3)	As of December 2015, project completion was approximately 90%, and almost all of the foreign components had been acquired. Therefore, during Q4 2015 the project entered the final stages, where the work was mainly related to assembly and combined cycle start-up. In addition, as the main part of the contract is fixed in U.S. dollars, GE was not affected by the Peso devaluation that occurred in December 2015.

In December 2015, VOSA project was in its final completion stage (approximately 90% of completion). Therefore, the uncertainties related to the VOSA completion were dissipated. The receivables were redenominated to U.S. dollars, based on the existing exchange rate at December 31, 2015 of Ar$12.95 per U.S. dollar, and interest income was accrued by our subsidiaries. The amount of foreign currency exchange effect due to “dollarization” of receivables was recognized following the accounting guidance of IAS 18.18 and interest income was recognized, following the requirements of IAS 39.9. The effects recorded were as follows:

a)	As a result of the devaluation of the Argentine pesos from an exchange rate of Ar$ 3.975 per US$ on November 25, 2010 compared to Ar$ 12.94 per US$ on December 2015, the redenomination to U.S. dollars of the receivables resulted in the recognition of a foreign currency exchange positive effect of Ch$ 141.6 billion, including Ch$ 93.7 billion in Hidroeléctrica El Chocón, Ch$ 38.7 billion in Central Dock Sud and Ch$ 9.1 billion in Central Costanera; and

Securities and Exchange Commission	-48-	July 15, 2016

b)	Interest income accrued of Ch$ 57.1 billion, including (i) Ch$ 3.5 billion in Hidroeléctrica El Chocón due to the interest accrued between January 2008 and the execution date of the Agreement; and (ii) Ch$ 53.6 billion accrued by applying a 30-day Libor plus 5% interest rate between the execution of the Agreement and December 2015 for the total amount to be collected by our subsidiaries, including Ch$ 35.0 billion in Hidroeléctrica El Chocón, Ch$ 15.5 billion in Central Dock Sud and US$ 3.1 billion in Central Costanera.

Edesur S.A., page F-172

40.	Please address the following comments regarding Resolution No. 32/2015:

•	We note that the Resolution resulted in incremental fiscal 2015 revenues of approximately Ch$351 billion, consisting of three individual components approximating Ch$265 billion, Ch$34 billion, and Ch$52 billion. Explain to us in plain English the nature of each of these revenue components and tell us the authoritative accounting guidance you utilized to support your accounting treatment.

Response:

In response to the Staff’s comment, Enersis Américas supplementally advises the Staff as follows:

Resolution No. 32/2015 (the “Resolution”) permitted Edesur to recognize non-recurrent revenues to finance their higher costs of energy purchases in the spot market, salaries and procurement costs.

Securities and Exchange Commission	-49-	July 15, 2016

The following table sets forth the incremental fiscal 2015 revenues recognized regarding the Resolution:

Concept	Ch$ (in billions)	Classification in Income Statement line item

Additional revenue to finance higher costs of energy purchases (a)	265	Other operating income
Additional revenue to finance higher personnel costs (b)	41	Other operating income
Additional revenue recognition of PUREE funds (c)	34	Revenues
Revenue from Cost Monitoring Mechanism (d)	11	Other operating income

Total higher revenues	351

(a)	Additional revenues applicable from February 1, 2015, in anticipation of the future Integral Tariffs Review (RTI, in its Spanish acronym), determined as the difference between a theoretical tariff table established therein, and that actually applied to customers. These revenues must be applied exclusively to the payment of higher costs of energy purchases, salaries and materials and services supplies, and were calculated by Ente Nacional Regulador de la Electricidad (ENRE, in its Spanish acronym). These revenues were not passed on to tariffs, but instead were transferred from CAMMESA to Edesur with funds provided by the Argentine National Government. The authoritative accounting guidance used to recognize this revenue component was IAS 20.20, as the Resolution represents a government grant that becomes a receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the entity, with no future related costs. As such, these revenues are recognized in profit or loss of the period in which they become receivable.
(b)	The Resolution instructed CAMMESA to issue LVFVD in favor of Edesur for the amounts determined by ENRE in relation to the higher personnel costs originated in the application of a Secretary of Labor Resolution. The authoritative accounting guidance used to recognize this revenue component was the same as in (a) above.
(c)	The Program for Rational Use of Electric Energy (PUREE, in its Spanish acronym) was created by the Secretary of Energy and established bonuses and penalties that are billed to customers depending on their level of consumption/energy savings. Originally, the net difference between these bonuses and penalties was to be deposited, as collected by the Company, in a stabilization fund of the Wholesale Electricity Market (“MEM”). Subsequently, the Secretary of Energy authorized Edesur to keep those funds in order to finance the cost variations that were not passed on to tariffs paid by regulated customers. The Resolution established that from February 1, 2015, PUREE funds would be considered part of Edesur’s revenues, on account of the future RTI. The authoritative accounting guidance used to recognize this revenue component was IAS 18.20.

Securities and Exchange Commission	-50-	July 15, 2016

(d)	Only for the month of January 2015, and just for that one-time, the Resolution repeated the application of the Cost Monitoring Mechanism (MMC, in its Spanish acronym), through which revenues were recognized to cover for costs variations not passed on in the form of tariffs. The authoritative accounting guidance used to recognize this revenue component was the same as in (a) above.

•	When describing the statement of comprehensive income classification of the three revenue components discussed above, we note that you refer to “line items” that do not appear on the face of this statement, such as “Other income Res. SE No 32/2015.” Explain to us nature of the “line items” discussed on page F-170 and revise your disclosures for clarity.

Response:

In response to the Staff’s comment, Enersis Américas supplementally advises the Staff as follows:

The line items mentioned in page F-172 as “Other Income Res. SE No. 32/2015” and “Other net operating income” are presented in the Consolidated Statements of Comprehensive Income in the line “Other operating income”; while the line item mentioned as “Revenues from Services” is presented in the line “Revenues”.

Additionally, Enersis Américas will include in the Amended Form 20-F the following amended disclosure in lieu of the first paragraph under “36.5 Other Information – Edesur S.A” on page F-172 of the Form 20-F:

“On March 11, 2015, the Secretary of Energy issued Resolution No. 32/2015, which among other things: (i) approves a transitory revenue increase for Edesur with validity as from February 1, 2015 exclusively to pay for the energy acquired from the electricity market, salaries and assets and services supply; such increase, on account of the Integral Tariff Review (RTI), which to date has not been defined, arises from the difference between a theoretical tariff framework and the tariff framework in force for each category of user, according to the calculations of the Ente Nacional Regulador de la Electricidad (ENRE), which increase shall not be converted into tariff but will be covered by means of transfers from CAMMESA to Edesur with funds of the Argentine National Government; (ii) provided that as from February 1, 2015 the funds of the Program for Rational Use of Electric Energy (PUREE) shall be considered part of Edesur revenues, also on account of the RTI; (iii) confirms the procedure of the Cost Monitoring Mechanism (MMC) until January 31, 2015; and (iv) instructs CAMMESA to issue LVFVD in the amounts determined by the ENRE by virtue of the higher salary costs of the Company originated by

Securities and Exchange Commission	-51-	July 15, 2016

the application of Resolution No. 836/2014 of the Secretary of Labor. In addition, Resolution No. 32/2015 allows for payment of remaining balances in favor of the Wholesale Electricity Market (MEM) by means of a payment plan to be defined and instructs ENRE to initiate actions prior to the RTI process. As a consequence of the above, during the year ended December 31, 2015, revenues were recognized for Ch$ 352,108 million, which are presented in the statement of comprehensive income as follows: for point (i), Ch$ 264,987 million in the line item “Other operating income” and Ch$ 644 million in the line “Financial income”; for point (ii), Ch$ 33,972 million within “Revenues” (Energy Sales); and for points (iii) and (iv), Ch$ 52,505 million in “Other operating income”. Although Resolution SE No. 32/2015 represents a first step towards the improvement of the Edesur’s economic situation, investments will continue being financed through agreements with CAMMESA, as mechanisms allowing for repayment of the remaining balances in favor of the MEM have not been developed, and increases in revenues that contemplate future increases in the operational costs have not as yet been approved.”

•	Reconcile for us the Ch$265 billion and Ch$52 billion revenue component amounts presented on page F-170 to the respective Ch$306 billion and Ch$12 billion Resolution No. 32/2015 revenue components discussed on page 128. Explain why the respective amounts do not agree.

Response:

In response to the Staff’s comment, Enersis Américas supplementally advises the Staff as follows:

The reconciliation should be between page F-172 and page 128 instead of page F-170 and page 128. The amounts are reconciled as follows:

As disclosed in the table in the response to the first bullet of Comment No. 40, the Resolution No. 32/2015 revenue components reflected in other operating income consist of (a) Ch$ 265 billion from additional revenues to finance higher costs of energy purchases; (b) Ch$ 11 billion from revenue from the cost monitoring mechanism; and (c) Ch$ 41 billion from additional revenue to finance higher personnel costs.

The Ch$ 265 billion and Ch$ 52 billion revenue component amounts presented on page F-172 represent the Ch$ 265 billion described in clause (a) above and the combined amounts described in clauses (b) and (c) above (Ch$ 11 billion + Ch$ 41 billion). The Ch$ 306 billion and Ch$ 12 billion Resolution No. 32/2015 revenue components discussed on page 128 represent the combined amounts described in clauses (a) and (c) above (Ch$ 265 billion + Ch$ 41 billion) and Ch$ 11 billion described in clause (b) above (the small difference is due to rounding).

Securities and Exchange Commission	-52-	July 15, 2016

41.	We note that you recorded financial income of approximately Ch$27 billion as a result of Note No 1,208. Please explain to us why this adjustment was necessary and how you determined your accounting treatment. In doing so, summarize the purpose and key terms of Note No 1,208 and tell us the authoritative accounting guidance you utilized to support your accounting treatment.

Response:

In response to the Staff’s comment, the Company supplementally advises the Staff as follows:

On June 29, 2015, the Argentine Secretary of Energy issued Note No. 1,208 by which it provides clarification to CAMMESA regarding the methodology for calculating Edesur’s payables with the Argentine Wholesale Electricity Market (“Argentine MEM”) originated by the energy purchases accrued up to January 31, 2015, and its receivables (LVFVD) arising from the application of MMC, for the purpose of their updating and settlement as determined by SE Resolution No. 32/2015. Pursuant to Note No. 1,208, the Argentine Secretary of Energy established that both receivables and payables should be updated using a single interest rate, instead of using different interest rates for the receivables and payable balances, as applied previously. It also established that penalties related to overdue payables were to be forgiven.

The adjustment was necessary to recognize (i) the forgiveness of penalties provided for and the recalculation of interests on overdue payables for energy purchases for Ch$50 billion; and (ii) the recalculation of interest accrual on receivables for Ch$23 billion. Thus, the Ch$27 billion financial income recorded, is the difference between (i) and (ii), as a result of Note No. 1,208.

IAS 39 is the accounting guidance that the company used in determining the accounting for the changes in the carrying amount of the related financial assets and liabilities and the forgiveness of penalties, together with IAS 8, since the adjustments were regarded as a change in estimates, following guidance in paragraphs 34, 36 and 37 of IAS 8.

Securities and Exchange Commission	-53-	July 15, 2016

38. Sanctions, page F-175

42.	Although this footnote spans nearly 20 pages, the majority of the items discussed do not appear material to the consolidated financial statements. Please tell us why you believe such disclosure is pertinent to your financial statements and required. If such information is deemed required disclosure, please consider providing a table or discussion that summarizes, either in total or by subsidiary, the total amount of sanctions assessed, paid, and accrued.

Response:

In response to the Staff’s comment, Enersis Américas supplementally advises the Staff that it acknowledges that the majority of the items discussed in this footnote are not material to the consolidated financial statements.

Enersis Américas will revise the disclosure in Note 38. Sanctions in the Amended Form 20-F to disclose that there are no sanctions that could materially affect the financial statements for the years ended December 31, 2015, 2014 and 2013.

Appendix 4: Supplementary Information Related to Assets and Liabilities Held for Distribution to Owners and Results From Discontinued Operations, page F-207

43.	Please tell us the purpose of the information included in this appendix and why certain information does not agree to the face of your consolidated financial statements. As an example, operating income in the Enersis Américas column on page F-209 and total assets in the discontinued operations and Enersis Chile columns on page F-207 do not agree the corresponding amounts on the face of your financial statements.

Response:

In response to the Staff’s comment, the Company supplementally advises the Staff that the purpose of the information included in Appendix 4: Supplementary Information Related to Assets and Liabilities Held for Distribution to Owners and Results From Discontinued Operations was to (i) comply with the objective of general purpose financial reporting as stated in the Conceptual Framework for Financial Reporting in IFRS which states: “… The objective of general purpose financial reporting is to provide financial information about the reporting entity that is useful to existing and potential investors, lenders and other creditors in making decisions about providing resources to the entity…”, and (ii) supplement the requirements of IFRS 5 – Non-Current Assets Held for Sale and Discontinued Operations with such Appendix to provide more detailed information of the businesses that were separated in Enersis Américas, as if the spin-off had occurred on January 1, 2014, and using the same taxonomy as that from the Audited Consolidated Financial Statements of Enersis S.A. (former corporate name of Enersis Américas S.A.) as of December 31, 2015.

Securities and Exchange Commission	-54-	July 15, 2016

A description of the differences and amounts that do not agree to the face of financial statements are as follows:

a.	Total Non-Current Assets: The difference of ThCh$75,031 corresponds to the deferred tax assets on provisions originated for the separation of personnel expenses between Chile and Américas.

b.	Non-current assets or disposal groups held for sale or for distribution to owners as compared to Total Assets of Enersis Chile: The difference of ThCh$1,532,989 corresponds to intercompany balances to/from Enersis Chile’s group entities and Enersis Américas’ group entities. In the Consolidated Financial Statements of Enersis Américas, these intercompany balances have been eliminated in consolidation; however, in the financial statements of Appendix 4, such eliminations are reinstated as a result of spin-off effects.

c.	Liabilities associated with disposal groups held for sale or for distribution to owners as compared to Total Liabilities of Enersis Chile. The nature of the difference is the same as that described in b. above.

d.	Statement of Income: The differences are related to intercompany transactions between Enersis Chile’s group entities and Enersis Américas group entities, which in the Consolidated Financial Statements of Enersis Américas have been eliminated in consolidation, while for the financial statements of Appendix 4, such elimination is reinstated as a result of spin-off effects.

*  *  *  *

Securities and Exchange Commission	-55-	July 15, 2016

Should you have any questions or comments concerning Form F-4 Amendment No. 1 or the Amended Form 20-F, please contact J. Allen Miller at (212) 408-5454 or amiller@chadbourne.com or Sey-Hyo Lee at (212) 408-5122 or shlee@chadbourne.com.

Very truly yours,

/s/ Chadbourne & Parke LLP

Enclosure

cc:	Nicolás Billikopf

Paolo Pirri

Appendix 1

Trade Receivables

Appendix 1-A

10. TRADE AND OTHER RECEIVABLES.

a) The detail of trade and other receivables as of December 31, 2015 and 2014, is as follows:

Trade and Other Receivables, Gross	Balance as of
	12-31-2015		12-31-2014
	Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$
Trade and other receivables, gross	1,194,381,502	398,695,864	1,844,027,889	291,641,675
Trade receivables, gross	859,695,602	257,022,423	1,275,999,654	202,932,480
Other receivables, gross (1)	334,685,900	141,673,441	568,028,235	88,709,195

Trade and Other Receivables, Net	Balance as of
	12-31-2015		12-31-2014
	Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$
Trade and other receivables, net	1,088,131,567	398,695,864	1,681,686,903	291,641,675
Trade and other receivables, net	754,571,268	257,022,423	1,120,897,826	202,932,480
Other receivables, net (1)	333,560,299	141,673,441	560,789,077	88,709,195

(1)	Includes as of December 31, 2015, mainly accounts receivable related to loans and advances to employees for ThCh$14,081,204 (ThCh$31,042,105 as of December 31, 2014); Resolution 250/13 (applicable in Argentina) on the Cost Monitoring Mechanism (MMC) adjustment for ThCh$0 (ThCh$253,484,218 as of December 31, 2014); Resolution SE 32/2015 (applicable in Argentina) for ThCh$28,174,339 (ThCh$0 as of December 31, 2014) (See Note 4,2); Recoverable taxes (VAT) of ThCh$80,412,497 (ThCh$157,439,993 as of December 31, 2014); and Accounts receivable at our Brazilian subsidiaries Ampla and Coelce, following the signing of the addendum to the concession contracts where the outstanding assets are recoverable and/or can be offset in subsequent tariff periods for ThCh$150,798,761 (ThCh$150,387,462 as of December 31, 2014), which are guaranteed by the Brazilian government.

There are no significant trade and other receivables balances held by the Group that are not available for its use,

The Group does not have customers to which it has sales representing 10% or more of its operating income for the years ended December 31, 2015, 2014 and 2013,

Refer to Note 11,1 for detailed information on amounts, terms and conditions associated with accounts receivable from related companies,

b) As of December 31, 2015 and 2014, the balance of past due but not impaired trade receivables is as follows:

Trade Receivables Past Due But Not Impaired	Balance as of
	12-31-2015	12-31-2014
	ThCh$	ThCh$
Less than three months	117,895,535	152,844,247
Between three and six months	25,783,187	14,297,179
Between six and twelve months	28,220,570	63,606,398
More than twelve months	7,034,594	51,972,887
Total	178,933,884	282,720,711

The accompanying notes are an integral part of these consolidated financial statements

c) The reconciliation of changes in the allowance for impairment of trade receivables is as follows:

Trade Receivables Past Due and Impaired	Current and Non-current ThCh$
Balance as of January 1, 2013	157,841,770
Increases (decreases) for the year (*)	33,554,637
Amounts written off	(18,827,998)
Foreign currency translation differences	(15,700,141)
Balance as of Decemer 31, 2013	156,868,268
Increases (decreases) for the year (*)	22,848,140
Amounts written off	(19,013,041)
Foreign currency translation differences	1,637,619
Balance as of December 31, 2014	162,340,986
Increases (decreases) for the year (*)	46,890,017
Amounts written off	(23,480,578)
Foreign currency translation differences	(43,623,000)
Other	—
Transfer to assets held for distribution to owners	(35,877,490)
Balance as of December 31, 2015	106,249,935

(*)	See Note 30 for impairment losses of financial assets,

The increase in the allowance for impairment of trade receivables, related to continuing operations of Enersis Américas, was ThCh$39,779,710 during the year 2015,

Write-offs for bad debt

Past-due debt is written off once all collection measures and legal proceedings have been exhausted and the debtors’ insolvency has been demonstrated, In our power generation business, this process normally takes at least one year of procedures for the few cases that arise in each country, In our distribution business, considering the differences in each country, the process takes at least six months in Argentina and Brazil, 12 months in Colombia and Peru, and 24 months in Chile, Overall, the risk of bad debt, and therefore the risk of writing off our trade receivables, is limited (see Notes 3,g,3 and 21,5),

d) Additional information:

•	Additional statistical information required under Official Bulletin 715 of the Superintendencia de Valores y Seguros de Chile (Chilean Superintendency of Securities and Insurance), of February 3, 2012 (XBRL Taxonomy), See Appendix 7.

•	Supplementary information on Trade Receivables, see Appendix 7.1,

The accompanying notes are an integral part of these consolidated financial statements

Appendix 1-B

APPENDIX 7 ADDITIONAL INFORMATION OFICIO CIRCULAR (OFFICIAL BULLETIN) No, 715 OF FEBRUARY 3, 2012:

This appendix forms an integral part of the Enersis Américas financial statements,

a) Portfolio stratification

•	Trade and other receivables by time in arrears:

Trade and Other Current Receivables	Balance as of
	12-31-2015
	Up-to-date Portfolio ThCh$	1-30 days in arrears ThCh$	31-60 days in arrears ThCh$	61-90 days in arrears ThCh$	91-120 days in arrears ThCh$	121-150 days in arrears ThCh$	151-180 days in arrears ThCh$	181-210 days in arrears ThCh$	211-250 days in arrears ThCh$	More than 251 days in arrears ThCh$	Total Current ThCh$	Total Non-current ThCh$
Trade receivables, gross	577,040,344	69,749,887	36,722,157	15,687,116	20,749,032	12,624,597	25,381,047	10,410,324	9,076,689	82,254,409	859,695,602	257,022,423
Impairment provision	(1,402,962)	(682,398)	(1,571,631)	(2,009,596)	(5,939,987)	(7,094,068)	(19,937,434)	(6,841,473)	(7,231,279)	(52,413,506)	(105,124,334)	—
Other accounts receivable, gross	334,685,900	—	—	—	—	—	—	—	—	—	334,685,900	141,673,441
Impairment provision	(1,125,601)	—	—	—	—	—	—	—	—	—	(1,125,601)	—
Total	909,197,681	69,067,489	35,150,526	13,677,520	14,809,045	5,530,529	5,443,613	3,568,851	1,845,410	29,840,903	1,088,131,567	398,695,864

Trade and Other Current Receivables	Balance as of
	12-31-2014
	Up-to-date Portfolio ThCh$	1-30 days in arrears ThCh$	31-60 days in arrears ThCh$	61-90 days in arrears ThCh$	91-120 days in arrears ThCh$	121-150 days in arrears ThCh$	151-180 days in arrears ThCh$	181-210 days in arrears ThCh$	211-250 days in arrears ThCh$	More than 251 days in arrears ThCh$	Total Current ThCh$	Total Non-current ThCh$
Trade receivables, gross	903,063,886	106,894,634	39,814,503	20,741,774	7,150,011	7,174,098	6,387,883	4,538,112	3,416,574	176,818,179	1,275,999,654	202,932,480
Impairment provision	(1,280,373)	(8,159,865)	(2,408,150)	(4,038,649)	(2,288,401)	(2,122,945)	(2,003,467)	(1,534,602)	(1,360,517)	(129,904,859)	(155,101,828)	—
Other accounts receivable, gross	568,028,235	—	—	—	—	—	—	—	—	—	568,028,235	88,709,195
Impairment provision	(7,239,158)	—	—	—	—	—	—	—	—	—	(7,239,158)	—
Total	1,462,572,590	98,734,769	37,406,353	16,703,125	4,861,610	5,051,153	4,384,416	3,003,510	2,056,057	46,913,320	1,681,686,903	291,641,675

•	By type of portfolio:

Time in Arrears	Balance as of						Balance as of
	12-31-2015						12-31-2014
	Non-renegotiated Portfolio		Renegotiated Portfolio		Total Gross Portfolio		Non-renegotiated Portfolio		Renegotiated Portfolio		Total Gross Portfolio
	Number of Clients	Gross Amount ThCh$	Number of Clients	Gross Amount ThCh$	Number of Clients	Gross Amount ThCh$	Number of Clients	Gross Amount ThCh$	Number of Clients	Gross Amount ThCh$	Number of Clients	Gross Amount ThCh$
Up-to-date	9,496,241	804,676,526	195,019	29,386,241	9,691,260	834,062,767	10,244,620	1,091,588,812	93,327	14,407,554	10,337,947	1,105,996,366
1 to 30 days	2,104,270	65,980,622	80,275	3,769,265	2,184,545	69,749,887	2,101,665	101,089,273	85,662	5,805,361	2,187,327	106,894,634
31 to 60 days	285,256	34,798,871	6,727	1,923,286	291,983	36,722,157	408,941	36,225,884	29,281	3,588,619	438,222	39,814,503
61 to 90 days	77,855	14,036,045	7,552	1,651,071	85,407	15,687,116	87,712	18,833,430	23,566	1,908,344	111,278	20,741,774
91 to 120 days	177,160	19,282,854	5,840	1,466,178	183,000	20,749,032	58,397	5,580,951	14,327	1,569,060	72,724	7,150,011
121 to 150 days	172,778	11,272,010	6,289	1,352,587	179,067	12,624,597	52,163	5,776,635	14,132	1,397,463	66,295	7,174,098
151 to 180 days	111,678	24,222,662	6,415	1,158,385	118,093	25,381,047	39,113	5,103,607	9,616	1,284,276	48,729	6,387,883
181 to 210 days	94,221	9,312,808	4,390	1,097,516	98,611	10,410,324	24,086	3,462,029	15,507	1,076,083	39,593	4,538,112
211 to 250 days	55,382	8,049,056	4,688	1,027,633	60,070	9,076,689	20,666	2,455,802	10,733	960,772	31,399	3,416,574
More than 251 days	618,700	78,781,681	8,092	3,472,728	626,792	82,254,409	408,132	148,793,724	18,770	28,024,455	426,902	176,818,179
Total	13,193,541	1,070,413,135	325,287	46,304,890	13,518,828	1,116,718,025	13,445,495	1,418,910,147	314,921	60,021,987	13,760,416	1,478,932,134

The accompanying notes are an integral part of these consolidated financial statements

b) Portfolio in default and in legal collection process

Portfolio in Default and in Legal Collection Process	Balance as of		Balance as of
	12-31-2015		12-31-2014
	Number of Clients	Amount ThCh$	Number of Clients	Amount ThCh$
Notes receivable in default	1,872,073	23,354,556	164,145	15,922,688
Notes receivable in legal collection process (*)	4,219	16,044,580	9,983	13,828,106
Total	1,876,292	39,399,136	174,128	29,750,794

(*)	Legal collections are included in the portfolio in arrears,

c) Provisions and write-offs

Provisions and Write-offs	Balance as of
	12-31-2015	12-31-2014
	ThCh$	ThCh$
Provision for non-renegotiated portfolio	25,846,624	22,178,152
Provision for renegotiated portfolio	6,081,295	669,988
Write-offs during the period	(23,480,578)	(19,013,041)
Recoveries during the period	14,962,099	—
Total	23,409,439	41,861,181

d) Number and amount of operations

Number and Amount of Operations	Balance as of
	12-31-2015		12-31-2014
	Total detail by type of operation Last Quarter	Total detail by type of operation Annual Accumulation	Total detail by type of operation Last Quarter	Total detail by type of operation Annual Accumulation
	ThCh$	ThCh$	ThCh$	ThCh$
Impairment provision and recoveries
Number of operations	199,988	557,363	1,889,698	1,889,698
Value of operations, in ThCh$	11,043,157	46,890,017	22,848,140	22,848,140

The accompanying notes are an integral part of these consolidated financial statements

Appendix 1-C

APPENDIX 7.1 SUPPLEMENTARY INFORMATION ON TRADE RECEIVABLES:

This appendix forms an integral part of the Enersis Américas financial statements,

a)	Portfolio stratification

•	Trade receivables by time in arrears:

	Balance as of
	12-31-2015
Trade Receivables	Up to date	1-30 days in arrears	31-60 days in arrears	61-90 days in arrears	91-120 days in arrears	121-150 days in arrears	151-180 days in arrears	181-210 days in arrears	211-250 days in arrears	More than 251 days in arrears	Total Current	Total Non-current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade receivables, generation and transmission	214,520,868	10,315,795	3,889,661	3,959,399	3,758,589	3,671,364	3,869,173	5,219,854	118,598	47,438,345	296,761,646	230,330,033
-Large clients	105,350,555	9,422,903	3,835,624	3,804,996	3,734,126	3,641,098	3,550,857	5,192,924	75,322	4,367,646	142,976,051	—
-Institutional clients	76,797,290	—	—	—	—	—	—	—	—	—	76,797,290	227,118,907
-Others	32,373,023	892,892	54,037	154,403	24,463	30,266	318,316	26,930	43,276	43,070,699	76,988,305	3,211,126
Impairment provision	(212,623)	—	—	(363,070)	—	—	(415,609)	(2,735,412)	—	(45,093,112)	(48,819,826)	—
Non-invoiced services	89,723,981	—	—	—	—	—	—	—	—	—	89,723,981	32,993,708
Invoiced services	124,796,887	10,315,795	3,889,661	3,959,399	3,758,589	3,671,364	3,869,173	5,219,854	118,598	47,438,345	207,037,665	197,336,325

Trade receivables, distribution	362,519,476	59,434,092	32,832,496	11,727,717	16,990,443	8,953,233	21,511,874	5,190,470	8,958,091	34,816,064	562,933,956	26,692,390
-Mass-market clients	217,119,041	36,222,800	21,046,214	7,845,767	5,350,487	5,742,028	18,419,905	2,598,396	6,157,123	10,208,043	330,709,804	13,043,874
-Large clients	99,833,365	12,867,396	6,598,117	1,338,886	1,095,541	996,107	1,253,697	767,947	850,748	21,559,120	147,160,924	3,424,933
-Institutional clients	45,567,070	10,343,896	5,188,165	2,543,064	10,544,415	2,215,098	1,838,272	1,824,127	1,950,220	3,048,901	85,063,228	10,223,583
Impairment provision	(1,190,339)	(682,398)	(1,571,631)	(1,646,526)	(5,939,987)	(7,094,068)	(19,521,825)	(4,106,061)	(7,231,279)	(7,320,394)	(56,304,508)	—
Non-invoiced services	173,794,483	—	—	—	—	—	—	—	—	—	173,794,483	—
Invoiced services	188,724,993	59,434,092	32,832,496	11,727,717	16,990,443	28,953,233	21,511,874	15,190,470	8,958,091	51,838,808	436,162,217	26,692,390

Total Trade Receivables, Gross	577,040,344	69,749,887	36,722,157	15,687,116	20,749,032	12,624,597	25,381,047	10,410,324	9,076,689	82,254,409	859,695,602	257,022,423
Total Impairment Provision	(1,402,962)	(682,398)	(1,571,631)	(2,009,596)	(5,939,987)	(7,094,068)	(19,937,434)	(6,841,473)	(7,231,279)	(52,413,506)	(105,124,334)	—
Total Trade Receivables, Net	575,637,382	69,067,489	35,150,526	13,677,520	14,809,045	5,530,529	5,443,613	3,568,851	1,845,410	29,840,903	754,571,268	257,022,423

Since not all of our commercial databases in our Group’s different subsidiaries distinguish whether the final electricity service consumer is a natural or legal person, the main management segmentation used by all the subsidiaries to monitor and follow up on trade receivables is the following:

•	Mass-market clients

•	Large clients

•	Institutional clients

The accompanying notes are an integral part of these consolidated financial statements

	Balance as of
	12-31-2014
Trade Receivables	Up to date	1-30 days in arrears	31-60 days in arrears	61-90 days in arrears	91-120 days in arrears	121-150 days in arrears	151-180 days in arrears	181-210 days in arrears	211-250 days in arrears	More than 251 days in arrears	Total Current	Total Non-current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade receivables, generation and transmission	372,017,282	14,185,584	2,368,035	826,795	259,556	101,591	386,044	69,185	140,611	58,775,408	449,130,091	180,858,354
-Large clients	293,311,567	6,649,258	2,333,183	563,008	228,410	77,466	265,238	65,525	136,823	3,653,609	307,284,087	—
-Institutional clients	48,353,634	—	—	—	—	—	—	—	—	—	48,353,634	172,090,003
-Others	30,352,081	7,536,326	34,852	263,787	31,146	24,125	120,806	3,660	3,788	55,121,799	93,492,370	8,768,351
Impairment provision	(388,459)	—	—	(169,056)	—	—	—	—	—	(56,435,060)	(56,992,575)	—

Non-invoiced services	211,809,086	—	—	—	—	—	—	—	—	—	211,809,086	1,045,832
Invoiced services	160,208,196	14,185,584	2,368,035	826,795	259,556	101,591	386,044	69,185	140,611	58,775,408	237,321,005	179,812,522

Trade receivables, distribution	531,046,604	92,709,050	37,446,468	19,914,979	6,890,455	7,072,507	6,001,839	4,468,927	3,275,963	118,042,771	826,869,563	22,074,126
-Mass-market clients	363,514,047	66,110,431	24,474,607	6,539,339	4,783,444	4,107,710	3,337,309	2,388,662	1,846,646	49,452,156	526,554,351	11,102,240
-Large clients	122,493,330	18,645,276	6,038,961	2,946,789	713,261	1,068,570	1,460,736	1,289,811	664,518	33,142,022	188,463,274	3,153,611
-Institutional clients	45,039,227	7,953,343	6,932,900	10,428,851	1,393,750	1,896,227	1,203,794	790,454	764,799	35,448,593	111,851,938	7,818,275
Impairment provision	(891,914)	(8,159,865)	(2,408,150)	(3,869,593)	(2,288,401)	(2,122,945)	(2,003,467)	(1,534,602)	(1,360,517)	(73,469,799)	(98,109,253)	—

Non-invoiced services	317,688,170	—	—	—	—	—	—	—	—	—	317,688,170	—
Invoiced services	217,794,795	92,709,050	37,446,468	19,914,979	6,890,455	7,072,507	6,001,839	4,468,927	3,275,963	118,042,771	513,617,754	22,074,126

Total Trade Receivables, Gross	903,063,886	106,894,634	39,814,503	20,741,774	7,150,011	7,174,098	6,387,883	4,538,112	3,416,574	176,818,179	1,275,999,654	202,932,480
Total Impairment Provision	(1,280,373)	(8,159,865)	(2,408,150)	(4,038,649)	(2,288,401)	(2,122,945)	(2,003,467)	(1,534,602)	(1,360,517)	(129,904,859)	(155,101,828)	—
Total Trade Receivables, Net	901,783,513	98,734,769	37,406,353	16,703,125	4,861,610	5,051,153	4,384,416	3,003,510	2,056,057	46,913,320	1,120,897,826	202,932,480

The accompanying notes are an integral part of these consolidated financial statements

•	By type of portfolio:

	Balance as of
	12-31-2015
Type of Portfolio	Up to date	1-30 days in arrears	31-60 days in arrears	61-90 days in arrears	91-120 days in arrears	121-150 days in arrears	151-180 days in arrears	181-210 days in arrears	211-250 days in arrears	More than 251 days in arrears	Total Current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
GENERATION AND TRANSMISSION
Non-renegotiated portfolio	209,710,717	10,292,925	3,835,624	3,934,142	3,734,126	3,641,098	3,839,625	5,192,924	75,322	47,048,299	291,304,802
-Large clients	105,350,555	9,422,903	3,835,624	3,804,997	3,734,126	3,641,098	3,550,857	5,192,924	75,322	4,367,645	142,976,051
-Institutional clients	76,797,290	—	—	—	—	—	—	—	—	—	76,797,290
-Others	27,562,872	870,022	—	129,145	—	—	288,768	—	—	42,680,654	71,531,461
Renegotiated portfolio	4,810,151	22,870	54,037	25,257	24,463	30,266	29,548	26,930	43,276	390,045	5,456,843
-Large clients	—	—	—	—	—	—	—	—	—	—	—
-Institutional clients	—	—	—	—	—	—	—	—	—	—	—
-Others	4,810,151	22,870	54,037	25,257	24,463	30,266	29,548	26,930	43,276	390,045	5,456,843
DISTRIBUTION
Non-renegotiated portfolio	360,318,915	55,687,697	30,963,247	10,101,903	15,548,728	7,630,912	20,383,037	4,119,884	7,973,734	31,733,382	544,461,439
-Mass-market clients	215,638,939	24,316,549	19,859,514	6,818,125	4,452,336	4,953,953	17,774,987	2,008,723	5,629,594	8,660,803	320,113,523
-Large clients	99,340,127	11,546,722	6,337,137	1,122,596	936,511	831,176	1,130,633	643,942	736,404	4,107,633	126,732,881
-Institutional clients	45,339,849	9,824,426	4,766,596	2,161,182	10,159,881	1,845,783	1,477,417	1,467,219	1,607,736	18,964,946	97,615,035
Renegotiated portfolio	2,200,561	3,746,395	1,869,249	1,625,814	1,441,715	1,322,321	1,128,837	1,070,586	984,357	3,082,683	18,472,518
-Mass-market clients	1,480,102	1,906,252	1,186,699	1,027,641	898,152	788,075	644,917	589,672	527,529	1,547,241	10,596,280
-Large clients	493,237	1,320,673	260,980	216,290	159,030	164,931	123,064	124,005	114,344	428,743	3,405,297
-Institutional clients	227,222	519,470	421,570	381,883	384,533	369,315	360,856	356,909	342,484	1,106,699	4,470,941
Total Portfolio, Gross	577,040,344	69,749,887	36,722,157	15,687,116	20,749,032	12,624,597	25,381,047	10,410,324	9,076,689	82,254,409	859,695,602

	Balance as of
	12-31-2014
Type of Portfolio	Up to date ThCh$	1-30 days in arrears ThCh$	31-60 days in arrears ThCh$	61-90 days in arrears ThCh$	91-120 days in arrears ThCh$	121-150 days in arrears ThCh$	151-180 days in arrears ThCh$	181-210 days in arrears ThCh$	211-250 days in arrears ThCh$	More than 251 days in arrears ThCh$	Total Current ThCh$
GENERATION AND TRANSMISSION
Non-renegotiated portfolio	363,410,191	14,146,157	2,333,183	782,547	228,410	77,466	265,238	65,525	136,823	58,343,089	439,788,629
-Large clients	293,422,775	6,649,258	2,333,183	563,008	228,410	77,466	265,238	65,525	136,823	3,653,609	307,395,295
-Institutional clients	48,353,634	—	—	—	—	—	—	—	—	—	48,353,634
-Others	21,633,782	7,496,899	—	219,539	—	—	—	—	—	54,689,480	84,039,700
Renegotiated portfolio	8,718,298	39,427	34,852	44,248	31,146	24,125	120,806	3,660	3,788	432,319	9,452,669
-Large clients	—	—	—	—	—	—	—	—	—	—	—
-Institutional clients	—	—	—	—	—	—	—	—	—	—	—
-Others	8,718,298	39,427	34,852	44,248	31,146	24,125	120,806	3,660	3,788	432,319	9,452,669
DISTRIBUTION
Non-renegotiated portfolio	525,246,141	86,943,116	33,892,701	18,050,883	5,352,541	5,699,169	4,838,369	3,396,504	2,318,979	90,450,635	776,189,038
-Mass-market clients	359,557,387	61,876,128	22,363,672	5,224,924	3,690,220	3,176,315	2,587,866	1,727,709	1,291,303	37,131,908	498,627,432
-Large clients	121,295,659	17,592,569	5,739,993	2,818,594	627,109	977,296	1,390,709	1,219,723	595,298	32,199,320	184,456,270
-Institutional clients	44,393,095	7,474,419	5,789,036	10,007,365	1,035,212	1,545,558	859,794	449,072	432,378	21,119,407	93,105,336
Renegotiated portfolio	5,689,256	5,765,934	3,553,767	1,864,096	1,537,914	1,373,338	1,163,470	1,072,423	956,984	27,592,136	50,569,318
-Mass-market clients	3,845,451	4,234,303	2,110,934	1,314,417	1,093,224	931,394	749,443	660,954	555,345	12,320,248	27,815,713
-Large clients	1,197,671	1,052,707	298,969	128,194	86,152	91,274	70,027	70,088	69,219	942,702	4,007,003
-Institutional clients	646,134	478,924	1,143,864	421,485	358,538	350,670	344,000	341,381	332,420	14,329,186	18,746,602
Total Portfolio, Gross	903,063,886	106,894,634	39,814,503	20,741,774	7,150,011	7,174,098	6,387,883	4,538,112	3,416,574	176,818,179	1,275,999,654

[Letterhead of Enersis Américas S.A.]

July 15, 2016

Via EDGAR (Correspondence)

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Enersis Américas S.A.
Form 20-F for the Fiscal Year Ended December 31, 2015
File No. 001-12440
Filed May 2, 2016

Ladies and Gentlemen:

Reference is made to the Annual Report on Form 20-F for the fiscal year ended December 31, 2015 (the “Form 20-F”) filed by Enersis Américas S.A., a corporation organized under the laws of the Republic of Chile (“Enersis Américas”), with the Securities and Exchange Commission (the “Commission”). Concurrently with the submission of this letter, Enersis Américas is responding to comments from the staff of the Commission (the “Staff”) on the Form 20-F and the Registration Statement on Form F-4 (Registration No. 333-211405) made in a letter dated June 16, 2016 (the “Comment Letter”).

In connection with the responses to the comments on the Form 20-F set forth in the Comment Letter, Enersis Américas acknowledges that:

•	Enersis Américas is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Enersis Américas may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ENERSIS AMÉRICAS S.A.

By:	/s/ Javier Galán A.
Name:	Javier Galán A.
Title:	Chief Financial Officer

cc:	Lisa M. Kohl, Esq.

Michael Kennedy, Esq.